Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

among:

HORIZON PHARMA, INC.

a Delaware corporation,

GHRIAN ACQUISITION INC.,

a Delaware corporation, and

HYPERION THERAPEUTICS, INC.,

a Delaware corporation

Dated as of March 29, 2015

3.18	Material Contracts	31
3.19	Properties	33
3.20	Regulatory Matters	34
3.21	Inapplicability of Anti-takeover Statutes	36

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND

PURCHASER

4.1	Valid Existence	36
4.2	Authority; Binding Nature of Agreement	36
4.3	Non-Contravention	37
4.4	No Legal Proceedings Challenging the Merger	37
4.5	Activities of Purchaser	37
4.6	Information Supplied	37
4.7	No Other Company Representations or Warranties	38
4.8	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	38
4.9	Financing	38
4.10	Ownership of Company Common Stock	39

ARTICLE V.

COVENANTS

5.1	Access and Investigation	40
5.2	Operation of the Company’s Business	40
5.3	Merger and Stockholder Approval	44
5.4	No Solicitation by the Company; Other Offers	44
5.5	Reasonable Best Efforts	47
5.6	Public Announcements	48
5.7	Director and Officer Liability	49
5.8	Notification of Certain Events	50
5.9	Rule 16b-3	50
5.10	Employee Matters	50
5.11	Confidentiality	52
5.12	Financing.	52
5.13	Financing Cooperation and Indemnification	54
5.14	Rule 14d-10 Matters	58
5.15	Termination of Company 401(k) Plan	58
5.16	Securityholder Litigation	59
5.17	Company Options, Company RSUs, Company Equity Plans	59
5.18	Takeover Laws	59
5.19	Stock Exchange Delisting; Deregistration	59
5.20	Settlement Shares	59

ARTICLE VI.

CONDITIONS TO MERGER

6.1	Conditions to Each Party’s Obligation to Effect the Merger	60
6.2	Frustration of Closing Condition	60

ARTICLE VII.

TERMINATION

7.1	Termination	60
7.2	Effect of Termination	62
7.3	Termination Fee	62

ARTICLE VIII.

MISCELLANEOUS PROVISIONS

8.1	Amendment or Supplement	65
8.2	Extension of Time, Waiver, etc.	65
8.3	No Survival	65
8.4	Entire Agreement; No Third Party Beneficiary	66
8.5	Applicable Law; Jurisdiction	66
8.6	Specific Enforcement	67
8.7	Assignment	68
8.8	Notices	68
8.9	Severability	69
8.10	Construction	69
8.11	Counterparts; Signatures	70

ANNEXES/EXHIBITS

Annex A	CONDITIONS TO THE OFFER

Annex B	FORM OF TENDER AND SUPPORT AGREEMENT

Exhibit A	DEFINITIONS

Exhibit B	FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Exhibit C	FORM OF BYLAWS OF THE SURVIVING CORPORATION

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 29, 2015 (the “Agreement Date”) by and among Horizon Pharma, Inc., a Delaware corporation (“Parent”), Ghrian Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and Hyperion Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

WHEREAS, the respective Boards of Directors of Purchaser, Parent and the Company have approved this Agreement and the acquisition of the Company by Purchaser upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to this Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock (such shares of Company Common Stock being hereinafter referred to as the “Shares”), without interest, at a price per Share of $46.00 (such amount or any greater amount per Share that may be paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), the “Offer Price”);

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), whereby each issued and outstanding Share immediately prior to the Effective Time (other than Shares to be canceled in accordance with Sections 2.5(a)(i) and 2.5(a)(ii) and other than Dissenting Shares) will be converted into the right to receive the Merger Consideration, subject to any withholding of Taxes required by applicable Law;

WHEREAS, Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) if the conditions of Section 251(h) can be satisfied and shall be effected as soon as practicable following the consummation of the Offer;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and declared advisable this Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth herein; (iii) agreed that this Agreement shall be subject to Section 251(h) of the DGCL and (iv) unanimously resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve this Agreement and approve the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Shares (the “Principal Stockholders”) have entered into tender and voting agreements, dated as of the date hereof, in substantially the form set forth in Annex B, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Shares to Purchaser in the Offer; and

WHEREAS, the respective Boards of Directors of Purchaser and Parent have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I.

THE OFFER

1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1, as promptly as practicable (and in any event within seven (7) Business Days) after the date hereof, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the Shares at a price per share equal to the Offer Price.

(b) The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to the satisfaction, or waiver by Purchaser or Parent, of the conditions set forth in Annex A (the “Offer Conditions”). Subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and irrevocably accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three (3) Business Days) after the Expiration Date and in any event in compliance with Rule 14e-1(c) under the Exchange Act (the time of such acceptance for payment, the “Acceptance Time”); provided, however, that notwithstanding anything herein to the contrary, in no event shall Purchaser be required to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer until the Marketing Period shall have been completed. The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller of such Share in cash, without interest, subject to the withholding of any Taxes required by applicable Law, on the terms and subject to the conditions set forth in this Agreement. The time scheduled for payment for shares of Company Common Stock accepted for payment pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(c) The Offer shall be made by means of an offer to purchase that describes the terms and conditions of the Offer as set forth in this Agreement. Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend, modify or supplement any Offer Condition in a manner that is or could reasonably be expected to be adverse to any holder of Shares in its capacity as such or impose conditions to the Offer that are in addition to the Offer Conditions or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with this Agreement.

(d) Unless extended as provided in this Agreement, the Offer shall initially be scheduled to expire at midnight, New York City time, on the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the commencement of the Offer (the “Initial Expiration Date”). Notwithstanding the foregoing, (x) if, at midnight, New York City time, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms hereof, has not been waived by Purchaser or Parent, Purchaser shall (subject to the rights or remedies of the parties hereto hereunder, including under Article VII), extend (and re-extend) the Offer and its expiration date beyond the Initial Expiration Date (the Initial Expiration Date as it may be extended herein is referred to as the “Expiration Date”) for one or more periods, in consecutive increments of up to ten (10) Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to permit such Offer Condition to be satisfied; (y) Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (A) Parent and Purchaser shall have waived the Financing Proceeds Condition, (B) all of the Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (C) the Debt Financing has not actually been received by Purchaser or Parent, and the lenders party to the Debt Commitment Letter have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing in an amount sufficient (together with cash available to Parent) to consummate the Offer and the Merger will be available at the anticipated Acceptance Time on the terms and conditions set forth in the Debt Commitment Letter and subject only to the satisfaction of the Offer Conditions; and (z) if (A) the Financing Proceeds Condition has been satisfied or waived less than five (5) Business Days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (B) all of the other Offer Conditions have been satisfied or waived at the then scheduled expiration of the Offer (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions), then Purchaser and Parent shall have a one-time right to extend the Offer pursuant to this sentence and such extension shall be for a period of up to five (5) Business Days; provided, however, that in no event shall Purchaser (i) be required to extend the Offer beyond the earliest to occur of (A) the Outside Date and (B) the valid termination of this Agreement in compliance with Article VII or (ii) be permitted to extend the Offer beyond the Outside Date without the prior written consent of the Company. Notwithstanding anything herein to the contrary, Purchaser shall, without the written consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of NASDAQ, or any other applicable Law, in each case, applicable to the Offer.

(e) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except for a termination of this Agreement permitted in accordance with the terms of Section 7.1. In the event that this Agreement is terminated pursuant to Section 7.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within two (2) Business Days of such termination), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return in accordance with applicable Law all tendered Shares to the registered holders thereof.

(f) On the commencement date of the Offer, Purchaser and Parent shall (i) file or cause to be filed with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the related offer to purchase the Shares pursuant to the Offer, the form of the related letter of transmittal, the summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively, and together with all exhibits, amendments and supplements thereto, the “Offer Documents”); and (ii) cause the Schedule TO and related Offer Documents to be disseminated to holders of Shares in accordance with applicable federal securities Laws. The Company shall promptly furnish to Purchaser and Parent in writing all information concerning the Company and its stockholders that may be required by applicable Law to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.1(f). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Purchaser and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Each of Purchaser, Parent and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Purchaser and Parent further agree to take all steps necessary to cause the Offer Documents as so corrected (if applicable) to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Upon receipt of any written or oral comments by Purchaser, Parent or their counsel from the SEC or its staff with respect to the Offer Documents, or any request from the SEC or its staff for amendments or supplements to the Offer Documents, Purchaser and Parent agree to (i) promptly provide the Company and its counsel with a copy of any such written comments or requests (or a description of any such oral comments or requests); (ii) provide the Company and its counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by the Company and its counsel; (iii) provide the Company and its counsel an opportunity to participate with Purchaser, Parent or their counsel in any material discussions or meetings with the SEC or its staff; and (iv) provide the Company with copies of any written comments or responses submitted by Purchaser and Parent in response thereto.

(g) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and shall as so adjusted from and after the date of such event, be the Offer Price; provided, however, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to the Company Common Stock that is prohibited by the terms of this Agreement.

(h) Subject in all respects to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer.

1.2 Company Actions.

(a) On the date the Offer Documents are filed with the SEC, the Company shall file or cause to be filed with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.4(d)(i) and Section 5.4(d)(ii), shall contain and reflect the Company Board Recommendation and include a notice of appraisal rights in accordance with Section 262 of the DGCL. Prior to such filing and the stockholder dissemination described below, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other applicable Laws and contain notice of appraisal rights in compliance with Section 262 of the DGCL. Each of Purchaser and Parent shall promptly furnish to the Company in writing all information concerning Purchaser and Parent that may be required by applicable Law to be set forth in the Schedule 14D-9 or reasonably requested in connection with any actions contemplated by this Section 1.2(a). The Company shall cause the Schedule 14D-9 to be filed with the SEC pursuant to this Section 1.2(a) to be disseminated to the Company’s stockholders as and to the extent required by the Exchange Act concurrently with the dissemination of the Schedule TO to the holders of Company Common Stock by Purchaser. Except with respect to any amendments filed in connection with an Acquisition Proposal or after a Change in Company Board Recommendation, the Company agrees to provide Purchaser, Parent and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Purchaser, Parent and their counsel. Each of the

Company, Purchaser and Parent agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law; provided, however, that any such filing of the corrected Schedule 14D-9 shall not, unless otherwise agreed by the Company and Parent, waive, extend or restart the notice period for purposes of Section 262(d)(2) of the DGCL. Upon receipt of any written or oral comments or requests for amendments or supplements by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, the Company agrees to (i) promptly provide Purchaser, Parent and their counsel with a copy of any such written comments or requests for amendments or supplements (or a description of any such oral comments); (ii) provide Purchaser, Parent and their counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by Purchaser, Parent and their counsel prior to responding to any such comments or requests; (iii) provide Parent and its counsel an opportunity to participate with the Company or its counsel in any material discussions or meetings with the SEC or its staff; and (iv) provide Purchaser or Parent with copies of any written comments or responses submitted by the Company in response thereto.

(b) In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Purchaser and Parent with (i) mailing labels containing the names and addresses of all record holders of Shares; and (ii) security position listings of Shares held in stock depositories, each as of a recent date, and of those persons who become record or beneficial owners subsequent to such date, together with other readily available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Shares. The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date.” The Company shall furnish Purchaser and Parent with such additional information, including updated listings and computer files of record holders and beneficial holders of Shares, mailing labels, addresses, and security position listings, and such other assistance as Purchaser, Parent or their agents may reasonably require in communicating the Offer to the record and beneficial holders of Shares. Subject to applicable Law, and except for such actions as are necessary to disseminate the Offer Documents, Purchaser and Parent shall hold in confidence the information and documents provided to them under this Section 1.2(b), shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and confirm such destruction in writing) all such information and documents (along with all copies thereof) then in their possession or control.

ARTICLE II.

THE MERGER

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. The Merger will be effected under Section 251(h) of the DGCL.

2.3 Closing; Effective Time. Upon the terms and conditions set forth herein and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing of the Merger (the “Merger Closing”) will take place (a) at the offices of Cooley LLP located at 4401 Eastgate Mall, San Diego, California 92121 as soon as practicable following the consummation of the Offer, but in any event on the date of, and immediately following the Offer Closing; or (b) at such other time, date or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.” Subject to the terms and conditions set forth herein, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and simultaneously with the Merger Closing shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

2.4 Certificate of Incorporation; Bylaws; Directors and Officers. At the Effective Time:

(a) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to read as set forth in Exhibit B hereto, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such Certificate of Incorporation;

(b) the Bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated in their entirety as of the Effective Time to read as set forth in Exhibit C hereto, and, as so amended, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL, the Certificate if Incorporation and such Bylaws; and

(c) the directors and officers of the Surviving Corporation shall from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

2.5 Conversion and Exchange of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Parent, the Company or any stockholder of the Company:

(i) all shares of Company Common Stock issued and held by the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor;

(ii) all shares of Company Common Stock issued and outstanding held by Purchaser or Parent or any Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b) and Section 2.8, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”); and

(iv) each share of the common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation.

(b) If, during the period commencing on the Agreement Date and ending at the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Company Equity Awards.

(a) Company Options. Neither Purchaser nor Parent shall assume any Company Options or substitute for any Company Option any option for Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any optionholder, (i) all Unvested Company Options outstanding as of immediately prior to the Effective Time shall fully vest and become exercisable, and become Vested Company Options, and (ii) to the extent not exercised prior to the Effective Time, each Company Option shall be canceled at the Effective Time, and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such canceled Company Option as soon as practicable thereafter (but in no event later than the third payroll date after the Effective Time) an amount in cash (without interest and subject to deduction for any required withholding Tax), equal to the product of: (A) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Option; and (B) the number of shares of Company Common Stock underlying such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option shall be canceled and terminated without any cash payment or other consideration being made in respect thereof.

(b) Company RSUs. Neither Purchaser nor Parent shall assume any Company RSU or substitute for any Company RSU any similar award for Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company RSUs, (i) all Unvested Company RSUs outstanding as of immediately prior to the Effective Time shall fully vest and become Vested Company RSUs, and (ii) each Company RSU that is outstanding immediately prior to the Effective Time shall be canceled at the Effective Time, and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such Company RSU as soon as practicable thereafter (but in no event later than the third payroll date after the Effective Time) an amount in cash (without interest and subject to deduction for any required withholding Tax) equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock subject to such Company RSU; provided, that notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company RSU if required in order to comply with Section 409A of the Code. With respect to any Company RSU which was subject to vesting based upon attainment of performance criteria, the number of shares of Company Common Stock deemed subject to such Company RSU for purposes of the foregoing calculation will be the maximum number of shares deliverable under the award.

(c) Company Warrants. Prior to the Acceptance Time, the Company shall satisfy all notification requirements under the terms of the outstanding warrants to purchase shares of Company Common Stock and shall request that the holders of such warrants agree to the termination of all such outstanding warrants prior to the Acceptance Time.

(d) Further Actions. The Company Board (or, if appropriate, any committee thereof administering the Stock Plans) shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 2.6, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of a Stock Plan as may be necessary.

2.7 Surrender of Certificates.

(a) On or prior to the Merger Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). At or prior to the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b) Within five (5) Business Days after the Effective Time, the Payment Agent will mail to the Persons who were record holders of certificates previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (“Company Stock Certificates”) or book-entry shares immediately prior to the Effective Time (other than to holders of Dissenting Shares to the extent such holders do not also hold Shares that are not Dissenting Shares): (i) a letter of transmittal in customary form reasonably acceptable to the Company; and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Payment Agent for exchange, together with a duly completed and validly executed letter of transmittal or receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer to the Payment Agent as the Payment Agent may reasonably request) in the case of such book-entry shares, together with a duly completed and validly executed letter of transmittal and, in each case, such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Company Stock Certificate or book-entry share shall be entitled to receive in exchange therefor the Merger Consideration; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7 (b), each Company Stock Certificate or book entry share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 2.5. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Company Stock Certificate or book-entry share. Payment of the applicable Merger Consideration with respect to book-entry shares shall only be made to the Person in whose name such book-entry shares are registered. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate. Upon the making of such affidavit and delivering such bond, the Payment Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this Article II.

(c) Any portion of the Payment Fund that remains unclaimed or undistributed to holders of Company Stock Certificates or book-entry shares as of the date that is one (1) year after the Merger Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates (other than with respect to any Dissenting Shares) who have not theretofore surrendered their Company Stock Certificates or book-entry shares in accordance with this Section 2.7 prior to that time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) for satisfaction of their claims for the Merger Consideration pursuant to this Section 2.7. Any amounts remaining unclaimed by holders of shares of Company Common Stock two (2) years after the Effective Time (or, if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Body) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder of any Company Stock

Certificate or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law.

2.8 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who is entitled to demand and properly demands appraisal of such shares in accordance with Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder effectively withdraws or fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.5, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 2.5, without interest thereon, upon surrender of the Company Stock Certificate representing such shares or transfer of such book-entry share, as the case may be, in accordance with the terms hereof.

(c) The Company shall give Parent: (i) prompt written notice of (A) any demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL; (B) any withdrawal or attempted withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not, except with the prior written consent of Parent, make any payment or settlement offer or settle any such demands prior to the Effective Time with respect to any such demand, notice or instrument. Each holder of Dissenting Shares who becomes entitled under Section 262 of the DGCL to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings required by applicable Law (but only after the amount thereof shall have been finally determined pursuant to the DGCL), and such shares shall be retired and cancelled.

2.9 Withholding. Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares, Company Options, or Company RSUs or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any applicable Law to deduct and withhold with respect to Taxes. Each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, or Company RSUs or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take and shall take such action.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the reports, schedules, forms, statements and other documents (including exhibits and all information incorporated by reference) filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on or after January 1, 2013 and prior to the date of this Agreement, other than any information that is contained under the captions “Risk Factors” or “Forward-Looking Statements” (in each case, each, an “Available Company SEC Document”) or (ii) the Company Disclosure Letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the relevance of such disclosure to such other sections is reasonably apparent) delivered by the Company to Parent on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to Purchaser and Parent as follows:

3.1 Organization. Each of the Company and the Subsidiaries of the Company (the “Company Subsidiaries”) is a corporation, limited liability company or limited partnership duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, and approvals and has entered into all agreements with Governmental Bodies, necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted (the “Required Governmental Authorizations”), except for such franchises, licenses, permits, authorizations, agreements and approvals, the lack of which, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. The copies of the certificate of incorporation and bylaws of the Company which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Company Charter Documents”) are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. For each Company Subsidiary, the Company has made available to Parent true and correct copies of its organizational documents, each as amended to the Agreement Date.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, (“Company Preferred Stock”). As of the close of business on March 27, 2015 (the “Capitalization Date”): (A) 20,874,966 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued or outstanding; (C) 96,712 shares of Company Common Stock were held by the Company in its treasury; (D) there were outstanding Company Options to purchase 3,108,274 shares of Company Common Stock; (E) 386,570 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs (which includes the maximum number of shares of Company Common Stock deliverable under Company RSUs with vesting based upon performance criteria); (F) 1,004,247 shares of Company Common Stock were reserved for future issuance under the Stock Plans. Such issued and outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Stock Plan or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, or in the case of shares that have not yet been issued, will be, fully paid and nonassessable and free of preemptive rights. The Company has made available to Parent or its counsel accurate and complete copies of the Stock Plans. The Stock Plans are the only plans or programs the Company or any Company Subsidiaries has maintained under which stock options, restricted shares, restricted share units, performance shares or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted. There are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Equity Awards, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Neither the Company nor any Company Subsidiary is a party to any voting agreement with respect to any Company securities or securities of any wholly-owned Company Subsidiary.

(b) Except as set forth in Section 3.2(a), (i) as of Capitalization Date, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, (ii) there is no stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities, and (iii) there are no outstanding securities, options, bonds, debentures, notes, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (whether or not currently exercisable) to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. The Company beneficially owns the Settlement Shares and Clal does not have the right to tender any of the Settlement Shares in the Offer (and Purchaser shall not be required to accept for payment and pay for any of the Settlement Shares in connection with the Offer).

3.3 Authorization; No Conflict.

(a) Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of Parent’s and Purchaser’s representations and warranties set forth in Section 4.10, (i) the Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder, and (ii) no other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and assuming due execution and delivery by Parent and Purchaser constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability.

(b) The Company Board, at a meeting duly called and held, and as of the Agreement Date not subsequently rescinded or modified in any way, duly adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Transactions, (ii) determining that the terms of the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (iii) agreeing that the Agreement shall be effected pursuant to Section 251(h) of the DGCL, (iv) recommending that the holders of Company Common Stock accept the Offer, tender their shares of Company Common Stock to Purchaser pursuant to the Offer; and (v) declaring that this Agreement and the Transactions advisable, which resolutions, subject to Section 5.4, have not been subsequently withdrawn or modified in a manner adverse to Parent or Purchaser. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

(c) Neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws or other similar organizational documents of the Company or any of the Company Subsidiaries, (ii) result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by the Company under, or result in a right of termination, acceleration or other change of any material right or obligation or the loss of any material benefit to which any Acquired Company is entitled under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries pursuant to the terms, conditions or provisions of, any Company Material Contract or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (d) below, violate any judgment, ruling, order, writ, injunction or decree (“Judgment”) or any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with and filings pursuant to the HSR Act and the requirements of the antitrust Laws of any other relevant jurisdiction, (iii) the filing with the SEC of (x) the Schedule 14D-9, and (y) if required by applicable Law, and such reports under Section 13 or 16 of the Exchange Act, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of NASDAQ, (v) compliance with the “blue sky” laws of various states, and (vi) any consent, approval, order, authorization, registration, declaration or filing required pursuant to any Contract between the Company or any Company Subsidiary and a Governmental Body entered into in the ordinary course with respect to Company Products, and except, in each case, where the failure to obtain or take such action, individually or in the aggregate, has not had or would not reasonably be expected to have or result in a Company Material Adverse Effect.

3.4 Subsidiaries.

(a) The Company Subsidiaries and their respective jurisdictions of organization are identified in Section 3.4(a) of the Company Disclosure Letter.

(b) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and all such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. There are no agreements requiring the Company or any Company Subsidiary to make contributions to the capital of, or lend or advance funds to, any Company Subsidiary. Except for equity interests in the Company Subsidiaries identified in Section 3.4(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock and/or other ownership interest in any Person. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

3.5 SEC Reports and Financial Statements.

(a) Since January 1, 2013, the Company has timely filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports”) required to be filed by the Company with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Company SEC Reports complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) The consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained or incorporated by reference in the Company SEC Reports (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and (iii) present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not, individually or in the aggregate, material). Except for liabilities disclosed on the face of the Latest Balance Sheet (or the notes thereto) or for liabilities incurred since December 31, 2014 in the ordinary course of business and Liabilities for performance of obligations of any Acquired Company under Contracts binding upon such Acquired Company (other than resulting from any breach or acceleration thereof) that (A) been delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or (B) that the Company is not obligated to deliver or make available under this Agreement, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(c) With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since January 1, 2013, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act.

(d) The Company maintains, and at all times since January 1, 2013 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f)

and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (ii) that receipts and expenditures are executed in accordance with the authorization of management, (iii) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Companies and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. To the Knowledge of the Company, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.

(e) The Company maintains, and at all times since January 1, 2013 has maintained, “disclosure controls and procedures” (as defined in and required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by the Company in the reports that it files or submits under the Securities Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(f) The Company is in compliance in all material respects with all current applicable listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all applicable rules, regulations and requirements of the Sarbanes-Oxley Act.

(g) The Company is not a party to nor has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(h) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

3.6 Absence of Material Adverse Changes, etc. From December 31, 2014 through the date hereof, (i) the Company and the Company Subsidiaries have conducted their business in the ordinary course of business substantially consistent with past practice and (ii) there has not been a Company Material Adverse Effect. Except as expressly contemplated by this Agreement, since December 31, 2014 through the date of this Agreement, none of the Acquired Companies has taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Sections 5.2(b)(i), (iii), (vii), (ix), (xi), (xii), (xv), (xvi), (xix) and (xxi).

3.7 Litigation. There are no suits, actions or legal, administrative, arbitration or other Legal Proceedings or material governmental investigations pending or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries or any present or former officer, director or employee of the Acquired Companies in such individual’s capacity as such. There are no material Judgments of any Governmental Body or arbitrator outstanding against the Company or any of the Company Subsidiaries.

3.8 Information Supplied. Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 14D-9, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Offer Documents and the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented, at the time such document is first published, sent or given to the Company’s stockholders and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Purchaser or Parent in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

3.9 Broker’s or Finder’s Fees. Except for Centerview Partners and Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) or their respective Affiliates (the “Company Financial Advisors”) no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.

3.10 Employee Plans.

(a) Section 3.10 of the Company Disclosure Letter sets forth all material Company Employee Benefit Plans and material Company Employee Agreements (collectively,

the “Company Plans”) and separately identifies each Company Plan that is maintained primarily for the benefit of Company Employees outside the United States, including each material old age part time and early retirement scheme, retirement plan, pension plan (funded and unfunded), deferred compensation and life insurance plan (each, a “Foreign Plan”). For purposes of this Agreement, any Company Employee Agreement that obligates the Company to make any severance, tax gross up or similar payment to any Company Employee or consultant or any spouse or heir of any Company Employee or consultant or make any bonus, deferred compensation or similar payment to any Company Employee or consultant shall be considered a material Company Employee Agreement. The Company has made available to the Purchaser a complete and accurate copy of (i) each Company Plan and all material amendments thereto and (ii) all material correspondence relating to any Company Plan to or from the Internal Revenue Service, the United States Department of Labor, or any other Governmental Body since January 1, 2012 through the date of this Agreement.

(b) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been required to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(c) Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service that has not been revoked (or if not determined to be so qualified, such Company Employee Benefit Plan may still be amended within the remedial amendment period to cure any qualification defect to the extent permitted by Law), and to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to materially adversely affect the qualified status of any such Company Employee Benefit Plan or the imposition of any material liability, penalty or tax under ERISA or the Code. Except as required by this Agreement, neither the Company, nor, to the Company’s knowledge, any other Person, has made any binding commitment to modify, change or terminate any Company Employee Benefit Plan, other than with respect to modifications, changes or terminations required by any Law. None of the Acquired Companies have engaged in a transaction in connection with which such Acquired Company reasonably would be subject to either a material liability pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that is not curable without material cost.

(d) Each Company Employee Benefit Plan has been operated and administered in all material respects in accordance with its provisions and in compliance with all applicable Laws, including the applicable provisions of ERISA and the Code; and all payments and contributions required to be made under the terms of any Company Employee Benefit Plan have been made or the amount of such payment or contribution obligation has been reflected in the Available Company SEC Documents which are publicly available prior to the date of this Agreement. For the last six (6) years, the Acquired Companies have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Company Employee Benefit Plan.

(e) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Law), neither the Acquired Companies nor any Company Employee Benefit Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any Company Employee pursuant to any retiree medical, retiree disability, retiree life insurance benefit plan or other retiree welfare plan.

(f) All Foreign Plans comply in all material respects with applicable Laws. With respect to each Foreign Plan, either (i) such Foreign Plan does not require funding and is not required to be recognized as a book-reserved plan, or (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan, and no transaction contemplated by this Agreement shall cause any such assets or insurance obligations to be less than such benefit obligations.

(g) Neither the execution of this Agreement nor the consummation of the Transactions (including in combination with other events or circumstances) will (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such Company Employee, (iii) directly or indirectly cause the Acquired Companies to transfer or set aside any material assets to fund any benefits under any Company Employee Benefit Plan, (iv) otherwise give rise to any material liability under any Company Employee Benefit Plan, (v) limit or restrict the right to merge, amend, terminate or transfer any material assets of any Company Employee Benefit Plan on or following the Effective Time or (vi) result in the payment of any amount that would reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h) Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Companies. No Company Plan provides for an obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any Tax incurred by such Company Employee pursuant to Section 409A or 4999 of the Code.

3.11 Opinion of Financial Advisor. The Company Board has received from Centerview Partners an opinion to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set set forth therein, the $46.00 per Share to be paid to the holders of Shares (other Shares held by the Company (or held in the Company’s treasury), Purchaser, Parent or any Subsidiary or Affiliate of Parent or Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company

Board has received from Houlihan Lokey an opinion to the effect that, as of the date of the opinion and subject to the qualifications, considerations, assumptions and limitations set forth therein, the Offer Price to be received by the holders of Company Common Stock (other than Parent and its Affiliates) in the Offer and the Merger is fair, from a financial point of view, to the holders of the Company Common Stock (other than Parent and its Affiliates). The Company will make available to Parent, solely for informational purposes, a conformed copy of each such fairness opinion as soon as possible following the date of this Agreement.

3.12 Taxes.

(a) (i) Each of the Company and each Company Subsidiary has timely filed all material Tax Returns required to be filed by it in the manner prescribed by applicable Law, (ii) such Tax Returns have been, or will be when filed, prepared in substantial compliance with all applicable Laws and are accurate and complete in all material respects, and (iii) all Taxes shown as due on such Tax Returns (and any other material Taxes payable by the Company or the Company Subsidiaries whether or not shown as due on any Tax Returns) have been paid in full and the Company and each Company Subsidiary has made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due. There are no Liens on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to Taxes, other than Permitted Liens.

(b) There is no claim, audit, action, suit, proceeding or investigation currently pending or, to the Knowledge of the Company threatened against or with respect to the Company or any Company Subsidiary in respect of any material Tax. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all material audit reports, examination reports, statements of deficiencies and similar documents (to which the Company has access) relating to Tax Returns of the Company and the Company Subsidiaries for all taxable periods ending on or after December 31, 2011. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of material Tax Returns of the Company or the Company Subsidiaries has been requested or granted. No material closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to a change a method of accounting, has been requested from, entered into with or issued by any Governmental Body with respect to the Company or any Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary has been a party to a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(d) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated combined, or unitary income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for Taxes of another Person (other than members of a group the common parent of which was the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by operation of Law, as a transferee or successor, by contract or otherwise.

(e) Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of state, local or foreign Law) within the past five years.

(f) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Merger Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Merger Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Merger Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Merger Closing Date, (iv) prepaid amount received on or prior to the Merger Closing Date outside the ordinary course of business, or (v) election under Section 108(i) of the Code.

3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of the Company, threatened demands, claims, information requests or notices of noncompliance or violation regarding the Company or any Company Subsidiary relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under, any Environmental Law.

(ii) To the Knowledge of the Company, there are no conditions on any real property owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to give rise to any violation of or result in any liability under any Environmental Laws.

(iii) All permits, notices, approvals and authorizations, if any, required to be obtained, maintained or filed in connection with the operation of the Company’s and the Company Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by the Company or any Company Subsidiary have been duly obtained, maintained or filed, are currently in effect, and the Company and the Company Subsidiaries are in compliance with the terms and conditions of all such permits, notices, approvals and authorizations

(b) No Acquired Company has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any leases for real property. As used in this Agreement, (i) “Environmental Laws” shall mean any Federal, foreign, state and local Law or legal requirement, including regulations, orders, permits, licenses, approvals, ordinances, directives and the common Law, pertaining to pollution, the environment, the protection of the environment or human health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational

Safety and Health Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar Federal, foreign, state or local Law and (ii) “Hazardous Substance” shall mean (A) any “hazardous substance,” as defined by CERCLA, (B) any “hazardous waste,” as defined by RCRA, and (C) any pollutant, contaminant, waste or hazardous, dangerous or toxic chemical, material or substance, including asbestos, radiation and radioactive materials, polychlorinated biphenyls, petroleum and petroleum products and by-products, lead, pesticides, natural gas, and nuclear fuel, all within the meaning of any applicable Law of any applicable Governmental Body relating to or imposing liability or standards of conduct pertaining thereto.

3.14 Compliance with Laws.

(a) Neither the Company nor the Company Subsidiaries is, and, since January 1, 2012, neither the Company nor the Company Subsidiaries has been, in violation of any Law applicable to the Company or the Company Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing or since January 1, 2012 has been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, except for any such violation that, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company or any Company Subsidiary has (i) taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, and the rules and regulations thereunder, the U.K. Bribery Act of 2010 and the rules and regulations thereunder, or any other anti-bribery/corruption legislation promulgated by any Governmental Body, (ii) used any funds (whether of the Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (iii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns. Since January 1, 2012, no Acquired Company has received any communication that alleges any of the foregoing.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of all Registered Intellectual Property owned by or exclusively licensed to the Company or any Company Subsidiary that has not been abandoned, expired or cancelled, indicating for each item the name of the registrant/applicant and current owner, the registration or application number, the date of issuance, registration or application, and the applicable filing jurisdiction (“Company Registered Intellectual Property”). Each of the Patents included in the Company Registered Intellectual Property that is owned by the Company or any Company Subsidiary, and, to the Knowledge of the Company, each of the Patents included in the Company Registered Intellectual Property that is licensed or sublicensed to the Company or any Company Subsidiary, properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Laws of the jurisdiction in which such Patent is issued or is pending.

(b) Each item of Company Registered Intellectual Property listed as issued is subsisting and, to the Knowledge of the Company, is valid, issued and enforceable, is in full force and effect, and has not been abandoned or permitted to lapse and all Company Intellectual Property is free and clear of all Liens other than Permitted Liens. Since January 1, 2012, neither the Company nor any Company Subsidiary has received any written notice from any Person, and does not have any Knowledge of, any claim challenging or questioning the Company’s or any Company Subsidiary’s right or title in any of the Company Intellectual Property.

(c) The Company or a Company Subsidiary owns and possesses all right, title and interest in and to, or has the right to use, pursuant to a valid and enforceable license or sublicense under an IP Contract, all material Company Intellectual Property, free and clear of all Liens other than Permitted Liens. The Company Intellectual Property includes all Intellectual Property Rights used in or necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted. Neither the Company nor any Company Subsidiary has granted to any Person a joint ownership interest in, or has granted or permitted any person to retain, any license, sublicense, option or other rights that remain in effect in, any Intellectual Property Right that is or was Company Intellectual Property, other than as set forth in any IP Contract. As of the date of this Agreement, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, injunction, complaint, demand, investigation, decree (in each case as a written claim) or Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or, to the Knowledge of the Company, threatened, in which the scope, validity, enforceability, priority, inventorship or ownership of any Company Intellectual Property that is owned by the Company or any Company Subsidiary (or, to the Knowledge of the Company, licensed or sublicensed to the Company or any Company Subsidiary) is being or has been contested or challenged.

(d) To the Knowledge of the Company, the past, current and currently contemplated conduct or operations of the Company or the Company Subsidiaries, including, without limitation, the development, manufacture, use and commercialization of any Company Product, has not and does not infringe, misappropriate, dilute or violate the Intellectual Property Rights of any third party, or constitute unfair competition or trade practices under the Laws of any applicable jurisdiction; provided, that for purposes of this sentence only, currently contemplated conduct or operations shall be limited to the conduct or operations described in the Company’s most recent Annual Report filed on Form 10-K with the SEC. No Legal Proceeding has been filed against the Company or any Company Subsidiary by, and neither the Company nor any Company Subsidiary has received written notice from or has Knowledge of any claim by, any third party since January 1, 2012 in which it is or was alleged that the operation or conduct of the business of the Company or any Company Subsidiary, including, without limitation, the development, manufacture, use or commercialization of any Company Product, infringes, misappropriates, dilutes or violates the Intellectual Property Rights of any third party, or constitutes unfair competition or trade practices under the applicable Law.

(e) To the Company’s Knowledge, no Person has misappropriated, infringed, diluted or violated any Company Intellectual Property or is misappropriating, infringing, diluting or violating any Company Intellectual Property. Neither the Company nor any Company Subsidiary has brought any claims, suits, arbitrations or other adversarial proceedings before any court, Governmental Body or arbitral tribunal against any third party with respect to any Company Intellectual Property which remain unresolved as of the date hereof, or has provided any written notice to any other Person alleging infringement, misappropriation, dilution or violations by any Person of any Company Intellectual Property.

(f) In each case in which the Company or any Company Subsidiary has engaged or hired a third party for the purpose of developing or creating any Intellectual Property Rights or Technology for any of them, or the Company or any Company Subsidiary has acquired or purported to acquire ownership of any material Intellectual Property Rights or material Technology from any Person, in each case, relating to any Company Product or its development, manufacture, use or commercialization or that is material to the conduct of the business of the Company and the Company Subsidiaries as currently conducted, the Company or such Company Subsidiary, as the case may be, has obtained a valid and enforceable assignment or license sufficient to irrevocably transfer or exclusively license all such Intellectual Property Rights and Technology to the Company or the Company Subsidiaries to the fullest extent allowed under applicable Law.

(g) The Company and the Company Subsidiaries have a policy requiring each employee, consultant and independent contractor involved in the creation of Intellectual Property Rights or Technology for any of them to execute a proprietary information, confidentiality and invention assignment agreement substantially in the form provided to Parent, and all current and former employees, consultants and independent contractors of the Company or any Company Subsidiary who have created Intellectual Property Rights or Technology for any of them relating to any Company Product or its development, manufacture, use or commercialization or that is material to the Company and the Company Subsidiaries has executed such an agreement, and to the Company’s Knowledge, there is no material breach under any such agreement.

(h) None of the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, alter or impair, any of the Company’s or any Company Subsidiary’s rights in or to any Company Intellectual Property.

(i) The Company and Company Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information held by any of them as a trade secret. The Company maintains policies and procedures that are commercially reasonable regarding data security, data protection and privacy with respect to data included in the Company Intellectual Property; and data protection authorizations required by such policies and procedures are in place. To the Company’s Knowledge, there has been no material security breach relating to, or any material violation of, any security, data protection, or privacy policy involving data included in the Company Intellectual Property. To the Company’s Knowledge, there has been no material unauthorized access to or material unauthorized use of any third party data by the Company or any Company Subsidiary, including any data obtained from the Company’s or any Company Subsidiary’s customers which the Company or any Company Subsidiary is obligated to maintain in confidence, or the personally identifiable data of any natural persons.

(j) Section 3.15(j) of the Company Disclosure Letter contains a list of all Contracts (i) pursuant to which the Company or any Company Subsidiary is granted any right, option, license or sublicense in or to any material Intellectual Property Right (other than commercially available off-the-shelf software license, clinical trial and materials transfer agreements entered into in the ordinary course of the Company’s business) or (ii) pursuant to which the Company or any Company Subsidiary has granted any third party any right, option, license or sublicense to any Company Intellectual Property, including, without limitation, any Contract with respect to any Company Product or any material Technology owned by the Company or any Company Subsidiary (other than any non-exclusive license relating to a clinical trial or materials transfer agreement granted to a third party in the ordinary course of the Company’s business) (collectively such Contracts described in clauses (i) and (ii), the “IP Contracts”).

(k) Section 3.15(k) of the Company Disclosure Letter contains a list of all royalty, license fee and other payment amounts owed by the Company and/or any of the Company’s Subsidiaries arising out of, resulting from or relating to the use of the Company Intellectual Property or the exploitation of the Company Products in connection with the Company’s and the Company Subsidiaries’ business as currently conducted or presently contemplated to be conducted.

(l) Section 3.15(l) of the Company Disclosure Letter sets forth as of the date hereof: (i) all list of all grants received by the Company or any Company Subsidiary from the OCS, all of which have been drawn down and utilized by Andromeda Biotech Limited;; and (ii) to the Knowledge of the Company, a comprehensive list of patents and patent applications owned or exclusively licensed to Andromeda Biotech Limited.

3.16 Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the Knowledge of the Company, is there, a representation campaign respecting any of the employees of the Company or any of the Company Subsidiaries. As of the Agreement Date, there is no pending or, to the Knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries. Since January 1, 2012, there has been no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, whistle blower, breach of public policy, retaliation, immigration or discrimination matters involving any Company Employee, including charges of unfair labor practices or harassment complaints.

3.17 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Companies. To the Knowledge of the Company, all of the Company’s insurance policies are in full force and effect, there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, no notice of cancellation or modification has been received by any of the Acquired Companies, and all related premiums have been paid to date. There is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.18 Material Contracts.

(a) Except for this Agreement, as of the date hereof, none of the Company or any of the Company Subsidiaries is a party to or bound by (for purposes of this Agreement, each of the following Contracts shall be deemed to constitute a “Company Material Contract”):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(ii) any Contract containing any covenant, commitment or other obligation (A) limiting in any material respect the right of the Company or any Company Subsidiary to engage in any line of business, to make use of any material Company Intellectual Property owned by any Acquired Company or to compete with any other Person in any location or line of business, (B) granting any exclusive rights with respect to any Company Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, (C) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Company or (D) restricting or otherwise limiting the freedom or right of an Acquired Company to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person.

(iii) any Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), and, to the Knowledge of the Company, any holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters for employment that can be terminated at will, without severance obligations, and Contracts pursuant to Company Equity Awards), including any Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act) that would, in each case, be required to be disclosed in the Company SEC Reports but has not been disclosed;

(iv) any IP Contract;

(v) any Contract for the acquisition, disposition, or sale of properties or assets (by merger, purchase or sale of stock or assets or otherwise) other than in the ordinary course of business consistent with past practices;

(vi) any Contract relating to Indebtedness of any Acquired Company, whether incurred, assumed, guaranteed or secured by any asset, with principal amount in excess of $250,000;

(vii) any Contract under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or any other investment in, any Person (other than the Company or any Company Subsidiary, and other than investments in marketable securities or advances to Company Employees in the ordinary course of business consistent with past practices);

(viii) any Contract that is a settlement, conciliation or similar agreement with or before any Governmental Body and pursuant to which any Acquired Company will be required after the date of this Agreement to pay consideration in excess of $250,000 or require any Acquired Company to conduct its business in accordance with any material obligations or limitations from and after the execution of such Contract;

(ix) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Company, prohibits the pledging of the capital stock or other equity interests of any Acquired Company or prohibits the issuance of any guaranty by any Acquired Company;

(x) any Contract (other than a material Company Employment Agreement listed on Section 3.10(a) of the Company Disclosure Letter) that requires the Company or any successor or acquirer of the Company to make any payment to another Person, as a result of a change of control of the Company, including any milestone or earnout payments, or gives another Person the right to receive or elect to receive any payment as a result of a change of control of the Company;

(xi) any Contract for the lease or sublease of any real property;

(xii) any Contract under which an Acquired Company may receive or is required to make any earn-out payments in the form of future milestones or royalty payments;

(xiii) any Contract, other than an IP Contract, that includes any royalty, license fee or other payment obligations of any Acquired Company with respect to the use of the Company Intellectual Property or the exploitation of the Company Products in connection with the business of the Acquired Companies currently conducted;

(xiv) any Contract, other than an IP Contract, pursuant to which any Person has acquired or obtained, or has the right to acquire or obtain, any license, sublicense, right to use, covenant not to sue or not to assert, ownership or comparable rights to any of the Company Intellectual Property;

(xv) any Company Employee Agreement pursuant (A) to which the applicable Company Employee receives annual cash compensation of $250,000 or more and/or (B) with a Company Employee that resides outside of the United States or that principally provides services outside of the United States;

(xvi) any Contract pursuant to which the Company or any Company Subsidiary has assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property Rights;

(xvii) any Contract with (A) Clal or any of its Affiliates, or (B) Teva Pharmaceutical Industries Ltd. or any of its Affiliates;

(xviii) any Contract under which any Acquired Company has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third Person other than clinical trial and materials transfer agreements entered into in the ordinary course of the Company’s business;

(xix) any Contract pursuant to which the Company or any Company Subsidiary made payments in excess of $350,000 in the aggregate in fiscal year 2014 or is required to make payments in excess of $350,000 in the aggregate in any fiscal year thereafter; and

(xx) any Contract pursuant to which the Company or any Company Subsidiary received payments in excess of $200,000 in the aggregate in fiscal year 2014 or is entitled to receive payments in excess of $200,000 in the aggregate in any fiscal year thereafter.

(b) Each of the Company Material Contracts is valid and binding on the Company and each Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have had or reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole. There is no material breach of or default under any Company Material Contract by the Company or any Company Subsidiary and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach of or default thereunder by the Company or any Company Subsidiary. To the Knowledge of the Company, each Company Material Contract is enforceable by the Acquired Company party thereto in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability. Since January 1, 2012, the Company has not received any written notice regarding any violation or breach or default under any Company Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company has not waived in writing any rights under any Company Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect.

3.19 Properties.

(a) Neither the Company nor any Company Subsidiary owns, or has ever owned, any real property.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list of each leasehold or subleasehold estate held by the Company or any Company Subsidiary as of the date of this Agreement (collectively, the “Leased Real Property”). The Company or a Company Subsidiary has a valid leasehold interest in all of the Leased Real Property free and clear of all Liens (except for Permitted Liens), except as would not, individually or in the aggregate, have had or reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole.

(c) Each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all material personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens. Such personal property and Leased Real Property (taken as a whole) is, to the Knowledge of the Company, in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

3.20 Regulatory Matters.

(a) Compliance. Since January 1, 2012, all submissions made to Regulatory Authorities by the Company have complied in all material respects with all applicable Laws. Since January 1, 2012, all nonclinical, preclinical studies and clinical trials conducted by the Company have been, and are being, conducted in compliance in all material respects with applicable Laws, and the Company or its designee is reasonably monitoring clinical sites for their compliance with applicable Laws. The Company is not subject to an FDA consent decree or any similar order of a Regulatory Authority or Governmental Body.

(i) All clinical trials conducted by the Company with respect to the Phenylbutyrate Product have been, since January 1, 2012, and are being, to the extent applicable, conducted in material compliance with requirements of Good Clinical Practice (within the meaning of 21 CFR 56) and all requirements relating to protection of human subjects contained in Title 21, Parts 50, 54, 56 and 58 of the United States Code of Federal Regulations.

(ii) Since January 1, 2012, no clinical trial of the Phenylbutyrate Product has been suspended, put on hold or terminated prior to completion, and no Investigational New Drug Application (as defined in the Act) that is required to be submitted with the FDA before beginning clinical testing in human subjects, or any equivalent non-U.S. filing or application for the Phenylbutyrate Product has been suspended, withdrawn, rejected or refused, in each case, as a result of any action by a Regulatory Authority or voluntarily by the Company. The Company has not received any written notice or other written communication indicating that a Regulatory Authority has commenced or threatened to initiate any action to withdraw approval or terminate clinical development of the Phenylbutyrate Product, or to enjoin the manufacturing or testing of the Phenylbutyrate Product.

(b) No False Statements. Neither the Company, nor any officer, employee, or agent of the Company, has committed an act, made a statement or failed to make a statement, that (in any such case) is prohibited under the FDA’s policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991).

(c) Health Care Laws. The Company and, to the Knowledge of the Company, its directors, officers, employees, and agents (while acting in such capacity) are and have been, and at all times since January 1, 2012 were, in material compliance with, all health care laws applicable to the Company or any of its activities, including, but not limited to: (i) the Act and any other applicable Laws governing the research, development, approval, manufacture, sale, labeling, advertising, marketing, promotion, pricing, pharmacovigilance, recordkeeping or distribution of drugs and the purchase or prescription of or reimbursement for drugs by any Governmental Body, private health plan or entity, or individual, and (ii) the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. Section 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. Section 3729 et seq.), the administrative False Claims Law (42 U.S.C. Section 1320a-7b(a)), the Stark law (42 U.S.C. Section 1395nn), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. Section 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), the federal Physician Payment Sunshine Act (42 U.S.C.§1320a-7h), the exclusion laws (42 U.S.C. Section 1320a-7), the Act (21 U.S.C. Section 301 et seq.), the Controlled Substances Act (21 U.S.C. Section 801 et seq.), the Public Health Service Act (42 U.S.C. Section 201 et seq.), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Veteran’s Health Care Act of 1992 (38 U.S.C. § 8126), and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, state consumer protection laws, the regulations promulgated pursuant to such laws, and similar or related state laws, rules, and regulations (collectively, “Health Care Laws”). The Company has not received any notification, correspondence or any other written or oral communication of any material pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any governmental authority, including, without limitation, the FDA, the United States Federal Trade Commission, the United States Drug Enforcement Administration, CMS, HHS’s Office of Inspector General, the Veterans Health Administration, the Health Resources Services Administration, the United States Department of Justice and state Attorneys General or similar agencies of potential or actual non-compliance by, or liability of, the Company under any Health Care Laws.

(d) Non-Exclusion and Non-Debarment. Neither the Company nor any Subsidiary, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any Subsidiary, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. § 335a, federal healthcare program exclusion under 42 U.S.C. § 1320a-7, listing on the federal System for Award Management Excluded Parties List System, any similar remedies under applicable state Laws, or the similar Laws administered by a Governmental Body that are applicable to the Company and its Subsidiaries.

(e) Compliance with Required Governmental Authorizations. Each of Company and its Subsidiaries is and has been in compliance with, all Required Governmental Authorizations. No event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination, expiration or modification of any Required Governmental Authorizations.

(f) Compliance Program. Company has established and maintains a corporate compliance program that addresses the material Health Care Laws, and Company and its Subsidiaries have conducted their respective businesses in material compliance with this program.

(g) Self-Disclosures. To Company’s Knowledge, neither Company nor any of its Subsidiaries have made any voluntary or involuntary self-disclosure to any Governmental Body or representative thereof regarding any material non-compliance with any Law.

3.21 Inapplicability of Anti-takeover Statutes. Assuming the accuracy of the representations and warranties of Purchaser and Parent in Section 4.10, to the Knowledge of the Company, there is no takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, applicable to this Agreement and the Transactions that requires additional action by the Company Board in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND

PURCHASER

Except as set forth in the Parent Disclosure Letter delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”), each of Purchaser and Parent represents and warrants to the Company as follows:

4.1 Valid Existence. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Purchaser is a corporation duly organized and validly existing under laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Purchaser and Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws or other constituent documents, as amended to date, of Purchaser and Parent.

4.2 Authority; Binding Nature of Agreement. Each of Purchaser and Parent has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of Purchaser and Parent, the performance by each of Purchaser and Parent of its obligations hereunder and the consummation by each of Purchaser and Parent of the Transactions have been duly authorized by the boards of directors of each of Purchaser and Parent. No other corporate proceedings on the part of Purchaser or Parent are necessary to authorize the execution and delivery of this Agreement, the performance by either Purchaser or Parent of its obligations hereunder and the consummation by either Purchaser or Parent of the Transactions. This Agreement has been duly executed and delivered by each of Purchaser and Parent and constitutes a valid and binding obligation of each of Purchaser and Parent, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally and equitable principles of general applicability.

4.3 Non-Contravention.

(a) Neither the execution and delivery of this Agreement by Purchaser and Parent nor the consummation by Purchaser and Parent of the Transactions will, directly or indirectly (with or without notice or lapse of time): (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws, or other similar organizational documents of Purchaser or Parent; or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (b) below, violate any Judgment or Law applicable to Purchaser or Parent, in each case, other than any such event which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Purchaser or Parent to consummate the Transactions.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by Purchaser or Parent in connection with Purchaser’s and Parent’s execution, delivery and performance of this Agreement or the consummation by Purchaser or Parent of the Transactions, except for (i) compliance with the DGCL (including, with respect to the filing of the Certificate of Merger), (ii) compliance with and filings pursuant to the HSR Act and the requirements of the Antitrust Laws of any other relevant jurisdiction, (iii) the filing with the SEC of the Offer Documents and any other documents required to be filed with the SEC by Purchaser or Parent in pursuant to this Agreement or in connection with the Transactions and (iv) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings, permits and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Offer and the Merger and the other transactions contemplated by this Agreement.

4.4 No Legal Proceedings Challenging the Merger. As of the Agreement Date, (a) there is no Legal Proceeding pending against Purchaser or Parent challenging the Merger; and (b) to the Knowledge of Parent, no Legal Proceeding has been threatened against Purchaser or Parent challenging the Merger.

4.5 Activities of Purchaser. Purchaser was formed solely for the purpose of effecting the Merger. Purchaser has not and will not prior to the Effective Time engage in any activities other than those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

4.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Purchaser or Parent or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Purchaser or Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents.

4.7 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Purchaser and Parent hereby acknowledge and agree that neither the Company nor any Company Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or Company Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Purchaser, Parent or any of their respective Affiliates or Representatives or any other Person.

4.8 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Purchaser and Parent and their respective Affiliates and Representatives, Purchaser and Parent and their respective Affiliates and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Purchaser and Parent hereby acknowledge and agree that: (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Purchaser and Parent are familiar; and (b) Purchaser and Parent hereby waive any claim against the Company or any Company Subsidiaries, or any of their respective Affiliates or Representatives with respect to any information described in this Section 4.8 unless any such information is expressly addressed or included in a representation or warranty contained in Article III of this Agreement, and have relied solely on the results of their own independent investigation and on the representations, warranties, agreements and covenants made by the Company and contained in this Agreement. Accordingly, Purchaser and Parent hereby acknowledge and agree that none of the Company nor any Company Subsidiaries, or any of their respective Affiliates or Representatives, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans) unless any such information is expressly addressed or included in a representation or warranty contained in Article III of this Agreement.

4.9 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of (i) the executed commitment letter, dated as of the date hereof, from Citigroup Global Markets Inc. and Jefferies Finance LLC (together with all exhibits, annexes, schedules and attachments thereto, including the Redacted Fee Letter, the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amounts set forth therein to Purchaser for the purpose of financing the transactions contemplated by this Agreement (such financing, the “Debt Financing”).

(b) The Debt Commitment Letter is, as of the date hereof, in full force and effect and has not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and no such withdrawal, termination, rescission, amendment, supplement or modification is presently contemplated by Parent or Purchaser (other than amendments or modifications that are permitted by Section 5.12). The Debt Commitment Letter is a legal, valid and binding obligation of Purchaser and Parent and, to the Knowledge of Purchaser and Parent, the other parties thereto. Except for the Debt Commitment Letter in the form delivered pursuant to Section 4.9(a), as of the date hereof there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing or the Debt Commitment Letter that could affect the availability of the Debt Financing, to which Purchaser, Parent or any of their respective Affiliates is a party and no such side letters or other agreements, contracts or arrangements are currently outstanding. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would (x) constitute a default or breach on the part of Purchaser or Parent and (in the case of the Debt Commitment Letter only, to the Knowledge of Purchaser and Parent) any of the other parties thereto, under any term of the Debt Commitment Letter, (y) result in a failure of any condition of the Debt Commitment Letters, or (z) to the Knowledge of Purchaser and Parent, result in any portion of the Debt Financing contemplated thereby to be unavailable (provided that Parent and Purchaser are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Article III, or the Company’s compliance with its obligations under the terms of this Agreement). Purchaser and Parent have fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letter to be paid on or before the date hereof. Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Offer and/or the Merger (as applicable), the aggregate net proceeds of the Debt Financing (when funded in accordance with the terms of the Debt Commitment Letter) will be sufficient for Purchaser’s and Parent’s obligations under this Agreement, including the payment of the Offer Price in respect of each share of Company Common Stock validly tendered and accepted for payment in the Offer and payment of the aggregate Merger Consideration pursuant to Section 2.5, all amounts to be paid pursuant to Section 2.6, the payment of all associated costs and expenses of the Offer and the Merger (including any repayment or refinancing of Indebtedness of the Company required in connection therewith) and the payment of all other amounts required to be paid by Parent and/or Purchaser in connection with the consummation of the Transactions and to allow Purchaser and Parent to perform all of their obligations under this Agreement. The Debt Commitment Letter sets forth all of the conditions precedent of Parent and Purchaser to the obligations of the lenders party thereto to make the full amount of the Debt Financing available to Parent or Purchaser on the terms set forth in the Debt Commitment Letter and there are no other conditions precedent related to the funding of the full amount of the Debt Financing except as expressly set forth in the Debt Commitment Letter.

4.10 Ownership of Company Common Stock. None of Purchaser or Parent or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Prior to the Agreement Date, neither Parent nor Purchaser has taken, or authorized or permitted any Representatives of Parent or Purchaser to take, any action that would reasonably be expected to cause, Parent, Purchaser or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

ARTICLE V.

COVENANTS

5.1 Access and Investigation. Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of (a) the Acceptance Time and (b) the termination of this Agreement pursuant to Section 7.1 (such period being referred to herein as the “Interim Period”), the Company shall, and shall cause its Representatives to: (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s and its Subsidiaries’ respective Representatives, properties, books, records, Tax Returns, material operating and financial reports, work papers, assets, executive officers, files related to Intellectual Property Rights, Contracts and other documents and information relating to the Company and/or its Subsidiaries; and (ii) promptly provide Parent and Parent’s Representatives with such copies of the books, records, Tax Returns, work papers, files related to Intellectual Property Rights, Contracts and other documents and information relating to the Company and/or its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and/or its Subsidiaries, as Parent may reasonably request. Information obtained by Purchaser or Parent pursuant to this Section 5.1 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 5.1 will require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (and after notice to Parent) would: (A) violate any of its or its Affiliates’ respective obligations under any Contracts with respect to confidentiality (provided, that the Company shall use commercially reasonable efforts during the Interim Period to provide Parent with redacted versions of any documents withheld in accordance with the foregoing sub-clause “(A)” to the extent the provision of which does not breach any confidentiality obligations); (B) result in a violation of applicable Law; or (C) result in loss of legal protection, including the attorney-client privilege and work product doctrine (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), provided, that information shall be disclosed, as required above, subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly required or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.2(a) or Section 5.2(b) of the Company Disclosure Letter, or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall and shall cause the Company Subsidiaries to ensure that it conducts its business (x) in the ordinary course and substantially in accordance with past practices; and (y) in material compliance with all applicable Laws and Required Governmental Authorizations. During the Interim Period, the Company shall promptly notify Parent of (A) any notice from any Person alleging that the consent or approval of such Person is or may be required in connection with any of the Transactions, and (B) any Legal Proceeding commenced, or, to its Knowledge threatened, relating to or involving any Acquired Company that relates to the consummation of the

Transactions. The Company shall use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees of the Acquired Companies, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, Governmental Bodies and other material business relations; provided, however, that the Company shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention program.

(b) Except (w) as expressly required or permitted by this Agreement, (x) as required by applicable Law, (y) as set forth in Section 5.2(b) of the Company Disclosure Letter, or (z) as consented to in writing by Parent (the decision regarding consent which Parent will make on a reasonably prompt basis), during the Interim Period, the Company shall not and shall cause the Company Subsidiaries not to:

(i) establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other Company or Company Subsidiary securities (other than dividends or distributions paid in cash from a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary); adjust, split, combine or reclassify any capital stock or otherwise amend the terms of any Company or Company Subsidiary securities; or acquire, redeem or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any shares of capital stock or other securities, other than repurchases of shares of Company Common Stock outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to acquire restricted shares of Company Common Stock held by a Company Employee upon termination of such Company Employee’s employment for a price not exceeding the then current value;

(ii) sell, issue, grant or authorize the sale, issuance, or grant of: (A) any capital stock or other equity security; (B) any option, call, warrant or right to acquire any capital stock or other equity security; (C) any instrument convertible into or exchangeable for any capital stock or other equity security; or (D) any “phantom stock,” “phantom” stock rights, stock appreciation rights, or stock based performance units, except that the Company may issue shares of Company Common Stock pursuant to the exercise of Company Equity Awards under the Stock Plans, in each case, outstanding on the Agreement Date and in accordance with their terms in effect on the Agreement Date;

(iii) amend or otherwise modify any of the terms of any outstanding Company Equity Awards;

(iv) amend or permit the adoption of any amendment to the Company Charter Documents;

(v) form any Subsidiary, acquire any Equity Interest of any other Person, effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(vi) amend or terminate (other than expiration in accordance with its terms), or waive any material right, remedy or default under any Company Material Contract or, except as otherwise specifically permitted under this Section 5.2(b), enter into any Contract which if entered into prior to the date of this Agreement would have been a Company Material Contract;

(vii) sell or otherwise dispose of, or lease, license, sublicense or grant any option or other right in or to any right or other asset or property of the Company or the Company Subsidiaries to any other Person (except in each case for rights, assets or properties: (A) acquired, leased, licensed or disposed of by the Company in the ordinary course of business and (B) that are not material to the business of the Company);

(viii) make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or debt or equity investments, to become subject to any Liens (other than Permitted Liens);

(ix) lend money to or advances to or make any debt or equity investments in or with any Person (other than advances to Company Employees for travel and other business related expenses in the ordinary course of business consistent with past practices and in compliance with the Company’s policies related thereto), forgive any loan to any Person or incur any Indebtedness;

(x) (A) except as otherwise contemplated by Section 2.6, establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights or payments under, or exercise discretion with respect to performance under, any Company Employee Benefit Plan, any award granted under any Company Employee Benefit Plan, or Company Employee Agreement, (B) grant any new award under any Company Employee Benefit Plan, (C) grant or pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, severance or termination benefits, fringe benefits or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any Company Employees. Notwithstanding the foregoing limitations, the Company may: (1) promote or change the title of any non-management Company Employee in the ordinary course of business and in connection with the Company’s customary employee review process; (2) amend the Company Employee Benefit Plans to the extent required by applicable Laws; and (3) make customary bonus and profit-sharing payments to the extent required by Company Employee Benefit Plans and Company Employee Agreements existing on the date of this Agreement and in accordance with their terms;

(xi) terminate any employee other than for cause (in which case the Company shall promptly notify Parent) or hire any employee, in each case, whose annual cash compensation is $150,000 or more;

(xii) other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xiii) make or authorize any capital expenditure (except that the Company may make any capital expenditure that does not exceed $125,000 individually and $250,000 in the aggregate during any fiscal quarter);

(xiv) make any Company contributions (excluding contributions which are employee deferrals of eligible earnings under the Company’s 401(k) plan) to the Company’s 401(k) plan other than as required under the terms of such plan as in effect on the date of this Agreement, or make any required contribution to the Company’s 401(k) plan in Shares;

(xv) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xvi) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions;

(xvii) enter into any collective bargaining agreement or other agreement with any labor organization;

(xviii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company and/or any of the Company’s Subsidiaries;

(xix) (A) make or change any material Tax election; (B) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (C) file an amended Tax Return that could materially increase the Taxes payable by the Company or the Company Subsidiaries; or (D) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund;

(xx) adopt or implement any stockholder rights plan or similar arrangement; or

(xxi) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3 Merger and Stockholder Approval. Following the Acceptance Time and prior to the Effective Time, if Parent, Purchaser and any other Subsidiary of Parent shall collectively own at least one Share more than 50% of the number of Shares that are then issued and outstanding, the parties shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition and in any event within one (1) business day of such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

5.4 No Solicitation by the Company; Other Offers.

(a) Until the earlier of the Acceptance Time and the date on which this Agreement is terminated pursuant to Section 7.1, the Company and the Company Subsidiaries shall not, and shall not authorize or knowingly permit their respective Representatives to, directly or indirectly, except as otherwise provided below in this Section 5.4: (i) solicit, initiate or knowingly encourage or furnish any non-public information in connection with or for the purpose of soliciting, initiating or knowingly encouraging any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the existence of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to an Acquisition Proposal; (iii) approve, endorse or recommend or enter into an Acquisition Proposal or any letter of intent, acquisition agreement, memorandum of understanding or other Contract contemplating an Acquisition Proposal, requiring the Company to abandon or terminate its obligations under this Agreement; (iv) except where the Board determines in good faith (after consultation with its financial advisors and legal counsel) that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any “standstill” agreement to which the Company or any of the Company Subsidiaries are a party; or (v) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal and shall promptly deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries in the manner indicated in such confidentiality agreements.

(b) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal, which Acquisition Proposal was made or renewed on or after the date of this Agreement (and has not been withdrawn) and did not result from any breach of this Section 5.4, that the Company Board determines in good faith (after consultation with its financial advisor) constitutes or would reasonably be expected to result in a Superior Proposal, the Company may, upon a good faith determination by the Company Board (after consultation with outside counsel) that failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law: (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives); provided, however, that the Company and such Person enter into a customary confidentiality agreement that contains provisions that are not less favorable in the aggregate to the Company that those contained in the Confidentiality Agreement; and provided further, that (x) prior to or concurrently with furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company or the identity of such Person and the Company’s intention to furnish information to, or enter into discussions with, such Person and (y) any non-public information concerning the Company or any Company Subsidiary provided or made available to the Person making such Acquisition Proposal shall (along with a copy of the executed confidentiality agreement), to the extent not previously provided to Purchaser or Parent, be concurrently provided or made available to Purchaser or Parent; and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal or Acquisition Inquiry.

(c) The Company shall promptly advise Parent in writing, in no event later than 36 hours after receipt of any Acquisition Proposal or Acquisition Inquiry and shall indicate and provide the identity of the Person making such Acquisition Proposal or Acquisition Inquiry, a copy of all material written materials provided by the third-party in connection with the submission of such Acquisition Proposal or Acquisition Inquiry and a written summary of all material oral communications made by any Person in connection with such Acquisition Proposal or Acquisition Inquiry, and thereafter shall keep Parent reasonably informed of all material developments affecting the status and the material terms of any such Acquisition Proposal or Acquisition Inquiry.

(d) Neither the Company Board (nor any committee thereof) shall: (A) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Schedule 14D-9, when mailed); (B) adopt, approve, recommend, endorse or otherwise declare advisable (or make any public announcement of its decision to adopt, approve, recommend or otherwise declare advisable) the adoption of any Acquisition Proposal (each such foregoing action or failure to act in clauses (A) and (B) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the Company Board may, at any time prior to the earlier of the Acceptance Time, take any of the actions set forth in Sections 5.4(d)(i)-(iii) below; provided, however, that prior to taking any such action, the Company complies with Section 5.4(e) of this Agreement:

(i) effect a Change in Company Board Recommendation in response to a Change in Circumstance if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law;

(ii) effect a Change in Company Board Recommendation in response to an Acquisition Proposal if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and the Company Board concludes in good faith, after consultation with the Company’s financial advisor, that the Acquisition Proposal constitutes a Superior Proposal; and

(iii) terminate this Agreement pursuant to Section 7.1(g) (and, if applicable, enter into a Company Acquisition Agreement), if the Company receives an Acquisition Proposal that the Company Board concludes in good faith, after consultation with the Company’s financial advisor, constitutes a Superior Proposal and the Company Board concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties under applicable Law.

(e) Notwithstanding anything to the contrary set forth in Section 5.4(d), the Company shall not be entitled to: (i) make a Change in Company Board Recommendation pursuant to Section 5.4(d)(i) or Section 5.4(d)(ii); or (ii) terminate this Agreement (and, if applicable, enter into any Company Acquisition Agreement) pursuant to Section 5.4(d)(ii), unless: (A) in the case of Change in Recommendation under Section 5.4(d)(i), a Change in Circumstance shall have occurred, and, in the case of a Change in Recommendation under Section 5.4(d)(ii) or termination under Section 5.4(d)(iii), the Acquisition Proposal did not result from a breach of Sections 5.4(a)–(c); (B) the Company Board makes the determination set forth in Section 5.4(d)(i) in response to a Change in Circumstance and the determination set forth in Section 5.4(d)(ii) or Section 5.4(d)(iii), as applicable, in response to an Acquisition Proposal; (C) the Company shall have first provided prior written notice to Parent that it is prepared to (x) make a Change in Company Board Recommendation in response to a Change in Circumstance or in response to a Superior Proposal (as applicable, a “Recommendation Change Notice”), or (y) terminate this Agreement pursuant to Section 7.1(g) in response to a Superior Proposal (a “Superior Proposal Notice”), which written notice shall be provided at least three (3) Business Days prior to making any such Change in Company Board Recommendation, which notice shall, if the basis for the proposed action by the Company Board is in response to a Change in Circumstance, contain a description of the events, facts and circumstances giving rise to such Change in Circumstance and the reason for the Change in Board Recommendation or, if the basis for the proposed action by the Company Board is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal, including a copy of the then current draft of the Company Acquisition Agreement setting forth such Superior Proposal and all other material documents relating to such Superior Proposal (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation); (D) Parent does not make, within three (3) Business Days after the receipt of such notice, a binding proposal that would, in the good-faith judgment of the Company Board (after consultation with outside counsel and, in the case of a Superior Proposal, the Company’s financial advisor), cause such Change in Circumstance to no longer form the basis for the Company Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be (provided, that, the Company have negotiated in good-faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposal, if any, so that, with respect to Section 5.4(d)(ii) and Section 5.4(d)(iii) such Acquisition Proposal would cease to constitute a Superior Proposal and with respect to Section 5.4(d)(i), so that such Change in Circumstance would no longer necessitate a Change in Board Recommendation); and (E) if the Company

intends to terminate this Agreement to enter into the Company Acquisition Agreement, the Company shall have complied with Section 7.1(g). Any material changes with respect to the financial terms of such Superior Proposal occurring prior to the Company’s effecting a Change in Company Board Recommendation or terminating this Agreement pursuant to Section 7.1(g) shall require the Company to provide to Parent a new Recommendation Change Notice or Superior Proposal Notice and a new two (2) Business Day period.

(f) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the Company’s stockholders with regard to an Acquisition Proposal if, in the good-faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided, however, that this Section 5.4(f) shall not affect the obligations of the Company and the Company Board and the rights of Purchaser and Parent under Section 5.4(d) and Section 5.4(e) of this Agreement.

5.5 Reasonable Best Efforts.

(a) Each party hereto shall use its reasonable best efforts to make or cause to be made, in cooperation with the other parties hereto and to the extent applicable: (i) within ten (10) Business Days after the Agreement Date an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger; and (ii) as promptly as practicable after the Agreement Date all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under any other Antitrust Law relating to the Offer and the Merger. Each party shall use its reasonable best efforts to: (A) respond at the earliest practicable date to any requests for additional information made by the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Body under any Antitrust Law relating to the Offer and the Merger; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Body under any Antitrust Law relating to the Offer and the Merger; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any Antitrust Law relating to the Offer and the Merger, subject to advice of such party’s antitrust counsel; and (D) request early termination of the waiting period under the HSR Act and take all other actions reasonably necessary consistent with this Section 5.5 to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law relating to the Offer and the Merger. In connection with the foregoing, each party hereto shall use its reasonable best efforts: (w) to give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any investigations, proceedings, filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Body, in each case under any Antitrust Law relating to the Offer and the Merger, subject to advice of such party’s antitrust counsel; (x) not to participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Body in respect of any filings or inquiry under any Antitrust Law relating to the Offer and the Merger, without giving the other party prior notice of the meeting or conversation and, unless prohibited by such

Governmental Body, the opportunity to attend and/or participate therein; (y) if attending a meeting, conference, or conversation with a Governmental Body under any Antitrust Law relating to the Offer and the Merger, from which the other party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending, to keep the other reasonably apprised with respect thereto; and (z) to consult and cooperate with the other party in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any Antitrust Law relating to the Offer and the Merger.

(b) Nothing in this Agreement, including without limitation, any provision of this Section 5.5, shall require, or be construed to require, Parent or any of its Affiliates to proffer to, or agree (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, (ii) to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by any Acquired Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by such Acquired Company to take any of the foregoing actions) or (iii) to agree to any changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of any of the Acquired Companies if such actions reasonably could be expected to have a material adverse effect on the operations or business of Parent and its Subsidiaries.

(c) Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to (i) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Bodies and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Offer and the Merger, (ii) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Offer and the Merger and the other Transactions and (iii) obtain each consent, authorization and/or approval (if any) required to be obtained by such party pursuant to any applicable Law or Material Contract in connection with the Transactions; provided, however, that all obligations of the Company, Purchaser and Parent relating to the Debt Financing shall be governed exclusively by Section 5.12, and not this Section 5.5. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such consent obtained by the Company during the Interim Period.

5.6 Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted in accordance with Section 5.4, Parent and the Company shall thereafter consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offer and the Merger and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party).

5.7 Director and Officer Liability.

(a) From and after the Offer Closing Date until the sixth anniversary of the Offer Closing Date, Purchaser and Parent shall and shall cause the Company, Surviving Corporation or any of their respective applicable Subsidiaries, to the extent permitted by applicable Law, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the Company Subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the Agreement Date by the Company or any of the Company Subsidiaries pursuant to the Company Charter Documents, other charter and organizational documents of the Company’s Subsidiaries and the indemnification agreements in existence on the date hereof that have been disclosed to Parent between the Company or any of its Subsidiaries and any directors and officers of the Company and any of the Company Subsidiaries; and (ii) include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the Merger Closing, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company Charter Documents.

(b) If Parent, the Company or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Company or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.7.

(c) The Company shall, at or prior to the Merger Closing, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties, or any other person entitled to the benefit of this Section 5.7, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company (the “Existing D&O Policy”), covering, without limitation, the Offer and the Merger and Purchaser and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the Merger Closing ; provided, however, that in no event shall the Surviving Corporation expend in any one year an amount in excess of 250% of the annual premium currently payable by the Company with respect to the Existing D&O Policy (the “Maximum Premium”). In the event any future annual premiums for the Tail Policy (or any substitute policies) exceed the Maximum Premium, Parent shall be entitled to reduce the amount of coverage of the Tail Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

5.8 Notification of Certain Events. Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that a failure of a condition set forth in Section (c)(ii) or (c)(iii) of Annex A would occur; provided, however, that no such notification shall affect or be deemed to modify any representation or warrant of such party set forth herein or the conditions to the obligations of the other party to consummate the Merger, or the remedies available to the parties hereto.

5.9 Rule 16b-3. Purchaser, Parent and the Company shall take prior to the Acceptance Time all such steps as may be required to cause the transactions contemplated by Article II, and any other dispositions of equity securities (including derivative securities) of the Company or acquisitions of equity securities of Parent by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.10 Employee Matters.

(a) For purposes of this Section 5.10, (i) the term “Covered Employees” shall mean employees who are actively employed by the Company or any Company Subsidiary at the Effective Time; (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time and (iii) the term “Bonus Continuation Period” shall mean the period beginning at the Effective Time and ending on December 31, 2015.

(b) During the Continuation Period, Parent shall, or shall cause the Surviving Corporation or any Company Subsidiary to, provide to the Covered Employees for so long as such Covered Employees remain employees of Parent, the Surviving Corporation or any Company Subsidiary during the Continuation Period (i) annual base salary (or annual base pay) and, solely during the Bonus Continuation Period, incentive cash compensation opportunity (i.e., cash bonus opportunities and commissions), in each case, no less favorable than the annual base salary (or annual base pay) and incentive cash compensation opportunity provided to Covered Employees immediately prior to the Effective Time, (ii) severance rights under any Company Employee Agreement listed on Section 3.10(a) of the Company Disclosure Letter, and (iii) employee welfare benefits that are substantially comparable in the aggregate, as selected in Parent’s sole discretion to either (A) those generally made available to similarly situated employees of the Parent or its Subsidiaries under its welfare benefit plans and programs, or (B) to those provided to such Covered Employees immediately prior to the Effective Time under the Company Employee Benefit Plans.

(c) Notwithstanding the foregoing, this Section 5.10 shall not limit the obligation to comply with applicable Laws or to maintain any Company Employee Benefit Plan that, pursuant to an existing contract (if any), must be maintained for a period longer than one (1) year following the Effective Time.

(d) In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, for Covered Employees who become eligible during the calendar year including the Effective Time: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the Company Employee Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(e) To the extent a Covered Employee remains an employee of Parent, the Surviving Corporation or any Company Subsidiary and participates in the applicable benefit plan following the Effective Time, Parent shall use commercially reasonable efforts to recognize, or shall use commercially reasonable efforts to cause the Surviving Corporation and their respective Subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of the Company Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable) to the same extent as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Covered Employee participated immediately prior to the Effective Time. For the avoidance of doubt, service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any plan of Parent or its Subsidiaries under Section 401(k) of the Code; or (ii) any retiree medical program in which any Covered Employee participates after the Effective Time. In no event shall anything contained in this Section 5.10(d) result in any duplication of benefits for the same period of service.

(f) Nothing in this Section 5.10 shall (i) be construed to limit the right of Parent, the Company, or any of the Company Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend or terminate any Company Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, or (ii) be construed as a guarantee of continued employment or to require Parent, the Company, or any of the Company Subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any Covered Employee or any other particular Person for any fixed period of time following the Effective Time, which employment may be terminated at any time in accordance with applicable Law.

5.11 Confidentiality. The parties hereto acknowledge that Parent and the Company have previously executed a confidentiality agreement, dated as of March 8, 2015 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

5.12 Financing.

(a) Each of Purchaser and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the proceeds of the Debt Financing, including using their respective reasonable best efforts to: (i) assert (other than through litigation) its rights under the Debt Commitment Letter in the event of a breach thereof by the Debt Financing Sources (as defined in Section 7.3(h)) thereunder, (ii) enter into Financing Agreements with respect thereto, (iii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Parent, Purchaser or their respective Representatives in such definitive agreements, and (iv) upon the satisfaction of the Purchaser’s obligation to consummate the Offer or the Merger, as applicable, consummate the Debt Financing, at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger); provided that under no circumstances shall Parent or Purchaser be required to commence, participate in or pursue any Legal Proceeding against or involving any of Financing Source or any other Person that has committed to provide any portion of, or otherwise with respect to, the Debt Financing.

(b) Neither Purchaser nor Parent shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Debt Commitment Letter or Financing Agreements without the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion), if such amendments, modifications or waivers would (i) reduce the aggregate amount of aggregate cash proceeds available from the Debt Financing below the amount (after taking into consideration the funds otherwise expected to be available to Parent) that is required to consummate the Offer, the Merger and the other transactions contemplated by this Agreement and to repay or refinance the debt contemplated to be replaced under the Debt Commitment Letter (including any fees, premiums and expenses payable in connection therewith), or (ii) impose new or additional conditions precedent or otherwise expands, amends or modifies any of the conditions precedent in a manner adverse to Purchaser, Parent or the Company, in each case, solely to the extent that such amendment or modification would be reasonably likely to (A) prevent or delay or impair the ability of Purchaser and Parent to consummate the Offer, the Merger and the other Transactions, (B) adversely impact the ability of Purchaser or Parent to enforce its rights or remedies against the other parties to the Debt Commitment Letter or Financing Agreements or (C) make the timely funding of the Debt Financing or satisfaction of the conditions precedent to obtaining the Debt Financing any less likely to occur.

(c) Notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter from the same and/or alternative Financing Sources so long as such substitute financing is subject to funding conditions that are not less favorable to Parent and Purchaser than the funding conditions set forth in the Debt Commitment Letter and so long as such substitute financing would not adversely impact the ability of Parent and Purchaser to consummate the Transactions on a timely basis.

(d) In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter or Financing Agreements, (i) Parent shall promptly (but in any event within one (1) Business Day) so notify the Company in writing and (ii) Purchaser and Parent shall use their respective commercially reasonable efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount (after taking into consideration the funds otherwise expected to be available to Parent) equal to the lesser of (i) an aggregate amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, and (ii) the amount of financing that was contemplated by the Debt Commitment Letter (including any fees, premiums and expenses payable in connection therewith) on the date of this Agreement as promptly as practicable following the occurrence of such event; provided, however, that neither Purchaser nor Parent shall be required to obtain, negotiate or enter into any Financing Agreements with respect to any Debt Financing on terms and conditions that are materially less favorable, in the aggregate, to Purchaser and Parent than those in the Debt Commitment Letter (taking into account any flex provisions). The definitive agreements entered into in connection with any Debt Financing or Alternative Financing, as applicable, are referred to in this Agreement, collectively, as the “Financing Agreements.” In the event any alternative or substitute financing (an “Alternative Financing”) is obtained in accordance herewith, (A) any reference in this Agreement to the “Debt Financing” shall mean the financing contemplated by such Alternative Financing as permitted to be modified pursuant to this Section 5.12, and (B) if a new financing commitment letter is entered into in connection with such Alternative Financing (the “New Commitment Letter”), references in this Agreement to the Debt Commitment Letter (except for purposes of Section 4.9) shall be deemed to include the New Commitment Letter and any other Debt Commitment Letter(s) that are not superseded by the New Commitment Letter at the time in question. Without first obtaining the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), neither Purchaser nor Parent shall directly or indirectly take any action that would, or would be reasonably expected to, adversely impact the ability of Parent to satisfy the Financing Proceeds Condition.

(e) Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement entered into in accordance with this Section 5.12 promptly upon their execution, (ii) give the Company prompt written notice of any breach or threatened breach of which either Purchaser or Parent is or becomes aware by any party of any of the Debt Commitment Letter or the Financing Agreements of which Purchaser or Parent is or becomes aware or any termination or threatened termination thereof, and (iii) otherwise keep the Company reasonably informed in a timely manner of the status of its efforts to arrange the Debt Financing.

5.13 Financing Cooperation and Indemnification.

(a) Subject to Section 5.13(d), prior to the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent such customary and necessary cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied and such customary cooperation as is otherwise reasonably necessary and reasonably requested by Parent solely in connection with obtaining the Debt Financing (or any Alternative Financing), which cooperation shall include:

(i) causing its management team, external auditors and other non-legal advisors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with the Financing Sources, potential lenders and the rating agencies;

(ii) to the extent appropriate, using commercially reasonable efforts to enable any syndication and marketing efforts benefit from the Company’s existing lending and investment banking relationships;

(iii) subject to the limitations set forth in Section 5.13(a)(iv), using reasonable best efforts to assist with the timely preparation of customary rating agency presentations, road show materials, bank information memoranda, credit agreements, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents required in connection with the Debt Financing, including the marketing and syndication thereof;

(iv) subject to Section 5.1, furnishing Parent and its Financing Sources as promptly as practicable with (1) information regarding the Company and its Subsidiaries to the extent reasonably available to the Company (including information to be used in the preparation of one or more information packages regarding the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing, to the extent reasonably requested by Parent or Purchaser to assist in preparation of customary rating agency or lender presentations relating to such arrangement of loans or customary for the placement of debt securities and (2) all consolidated financial statements, historical business and other financial data, and audit reports of the Company and its Subsidiaries, and any supplements thereto, in each case to the extent reasonably required to obtain the Debt Financing and written historical financial information reasonably necessary for the Parent and the Financing Sources to prepare the “Confidential Information Memorandum” referred to in the Debt Commitment Letter and other Information Materials (as defined in the Debt Commitment Letter) or necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an offering of debt securities, including the (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries, for the fiscal year last ended, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries, for each fiscal quarter ended after the date hereof (it being acknowledged and agreed that such unaudited quarterly financial statements shall be provided to

Parent within forty (40) days after the completion of each fiscal quarter after the date hereof); provided, that (x) the timely filing by the Company of the required financial statements specified in clauses “(A)” and “(B)” above in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the foregoing requirements in clauses “(A)” and “(B)” with respect to the Company and the Company Subsidiaries and (y) without limiting the generality of Section 5.1, information obtained by Parent and its Financing Sources pursuant to this Section 5.13 will constitute “Confidential Information” pursuant to, and to the extent provided in, the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement and Parent’s Financing Sources and their respective representatives and advisors shall be considered “Representatives” thereunder (the information referred to in clauses “(1)” and “(2)” being referred to in this Agreement as the “Required Information”); provided, that (x) the Company shall promptly advise Parent as to any such information that may not be disclosed to any “public-side” lenders; (y) the Required Information will not include (or be deemed to require the Company to prepare) any pro forma financial statements or adjustments (including regarding any synergies, cost savings, ownership or other post-Closing adjustments) or projections; and (z) the Required Information shall not include any information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Item 402 of Regulation S-K, and information regarding executive compensation and certain related party disclosure pursuant to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A. If the Company in good faith reasonably believes that it has provided the Required Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with this Section 5.13(a)(iv) and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating the specific items of Required Information the Company has not delivered, in which case such Required Information shall be deemed to have been delivered and the Marketing Period to have commenced when such specific items (to the extent in fact constituting Required Information) have been delivered by the Company;

(v) using reasonable best efforts to assist Parent and Purchaser in obtaining corporate and facilities ratings in connection with the Debt Financing;

(vi) executing and delivering any customary pledge and security documents, credit agreements, indentures, guarantees, ancillary documents and instruments and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time) and assisting in preparing schedules thereto as may be reasonably requested by Parent or Purchaser (including delivery of any certificates contemplated by the Debt Commitment Letter (as in effect on the date hereof));

(vii) assisting in (A) the preparation, execution and delivery of one or more pledge and security documents, credit agreements, indentures, guarantees, ancillary documents and instruments and currency or interest hedging agreements or (B) the termination and repayment or settlement of any of the Company’s or its Subsidiaries’ credit agreements, guarantees, pledge and security agreements and any ancillary documents and instruments, and any currency or interest hedging agreements, if any, in each case, on terms that are reasonably requested by Parent or Purchaser in connection with the Debt Financing; provided, however, that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments or in respect of any such termination and repayment or settlement shall be effective until the Effective Time;

(viii) in connection with the Debt Financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Financing Source for the Debt Financing authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Source for the Debt Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material nonpublic information about the Company or its Subsidiaries or their securities;

(ix) providing at least five Business Days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the Financing Source for the Debt Financing that is required under applicable “know your customer” and antimony laundering rules and regulations including the USA PATRIOT Act;

(x) using reasonable best efforts (including by providing customary representations to such accountants) to cause accountants to consent to the use of their reports in any material relating to the Debt Financing and to provide customary comfort letters;

(xi) assisting with the execution, preparing and delivering of original stock certificates and original stock powers and other instruments (together with appropriate original powers relating thereto) to the Financing Sources (including providing copies thereof prior to the Closing Date) on the Closing Date, in each case to the extent required to be delivered on the Closing Date pursuant to the Financing Agreements;

(xii) providing Parent prompt notice of any Required Information contained in the Information Materials (as defined in the Debt Commitment Letter) ceasing to be Compliant; and

(xiii) reasonably cooperating to permit the prospective lenders involved in the Debt Financing to evaluate the Company and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections.

(b) No less than three (3) Business Days prior to the Closing Date, the Company shall deliver, or cause to be delivered to the Parent, customary payoff letters, Lien terminations and instruments of discharge to allow for the payoff, discharge and termination in full on the Merger Closing Date of all Indebtedness listed in Section 5.13(b) of the Company Disclosure Letter and Liens thereunder (the “Debt Payoff”).

(c) Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.13): (i) nothing in this Agreement (including this Section 5.13) shall require any such cooperation to the extent that it would (a) require the Company or any of the

Company Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses that are not contingent upon the earlier of the Acceptance Time and the Effective Time or incur any liability or give any indemnities that are not contingent upon the earlier of the Acceptance Time and the Effective Time, (b) unreasonably interfere with the ongoing business or operations of the Company and the Company’s Subsidiaries, (c) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate the Company’s Charter Documents, any Laws or the Existing Credit Agreement or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of the Company Subsidiaries is a party, (d) require the Company or any of the Company Subsidiaries to enter into or approve any financing or purchase agreement for the Debt Financing prior to the earlier of the Acceptance Time and the Effective Time, (e) require the board of directors or board of managers or equivalent governing board of the Company and the Company Subsidiaries to pass any resolutions in connection with the Debt Financing, (f) result in the Company or any Company Subsidiary incurring any liability with respect to any agreements or matters relating to the Debt Financing prior to the earlier of the Acceptance Time and the Effective Time (other than with respect to customary authorization letters referred to above), or (g) result in any officer or director of the Company or any Company Subsidiary incurring personal liability with respect to any matters relating to the Debt Financing; (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of the Company Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the earlier of the Acceptance Time and the Effective Time; and (iii) none of the Company or any of the Company Subsidiaries or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect to the Debt Financing or any marketing materials, presentations or disclosure documents in connection therewith in the event the Offer Closing or Merger Closing does not occur.

(d) In the event that this Agreement is terminated pursuant to Section 7.1 (other than a termination by Parent pursuant to Section 7.1(d) or by the Company pursuant to Section 7.1(g)), Parent shall promptly, upon request by the Company, reimburse the Company for all of its documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, the Company Subsidiaries and their respective Representatives in connection with any cooperation contemplated by this Section 5.13.

(e) Purchaser and Parent shall, in the event that this Agreement is terminated pursuant to Section 7.1 (other than a termination by Parent pursuant to Section 7.1(d) or by the Company pursuant to Section 7.1(g)), on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Debt Financing, arrangement of the Debt Payoff (but excluding, for the avoidance of doubt, the amount of the Debt Payoff), the arrangement of the Debt Financing and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law.

(f) The Company hereby consents to the use of its and the Company Subsidiaries’ Trademarks in connection with the Debt Financing; provided that such Trademarks are used solely in conformance with the Company’s trademark usage guidelines and all such uses are in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries or any Company Product or Company Intellectual Property Rights. All goodwill associated with such uses shall inure to the sole benefit of the Company.

(g) Subject to the terms and conditions hereof, at the earlier of the Offer Closing Date and the Merger Closing Date, Parent shall cause the Debt Payoff to be made, satisfied and discharged in full in accordance with the Contracts governing the terms of the Indebtedness that is the subject thereof.

5.14 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

5.15 Termination of Company 401(k) Plan.

(a) Contingent upon the Merger Closing Date, the Company shall take all necessary actions to terminate the Company 401(k) Plan, with such termination effective as of no later than the date immediately preceding the Merger Closing Date. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent,) evidencing that the Company 401(k) Plan will be terminated effective as of no later than the date immediately preceding the Merger Closing Date, contingent upon the Merger Closing Date, and will adopt any necessary amendments to the Company 401(k) Plan to effect such termination. Prior to and conditioned upon termination of the Company 401(k) Plan, the Company shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Company 401(k) Plan that are impacted by such termination.

(b) In the event of such termination of the Company 401(k) Plan pursuant to Section 5.15(a), Parent shall use commercially reasonable efforts: (i) provide to Covered Employees who continue in employment with Parent, the Surviving Corporation or any Company Subsidiary and were eligible to participate in the Company 401(k) Plan immediately prior to the Merger Closing Date benefits under the Parent 401(k) Plan, subject to and in accordance with its terms, and (ii) allow Covered Employees who continue in employment with Parent, the Surviving Corporation or any Company Subsidiary to make eligible rollover contributions to the Parent 401(k) Plan of their Company 401(k) Plan account balances (in cash and in loan notes evidencing loans to such Continuing Employees as of the date of distribution) from the Company 401(k) Plan, in each case as soon as practicable following the Merger Closing Date.

5.16 Securityholder Litigation. The Company shall give Parent the right to review and comment in advance on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, and the right to consult on any settlement with respect to such litigation, and the Company will in good faith take such comments into account, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of the filing of, or the threat of the filing of, any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

5.17 Company Options, Company RSUs, Company Equity Plans. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the 2006 Plan and 2012 Plan and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise) for (a) the acceleration of vesting and exercisability (as applicable) of all unexercised Company Options and all Company RSUs then outstanding, in each case effective immediately prior to the Effective Time, (b) the cancellation of the Company Options and Company RSUs as contemplated in Section 2.6(a) and Section 2.6(b), respectively, and the subsequent payment of the Merger Consideration in respect of the Company Options and Company RSUs pursuant to Section 2.6(a) and Section 2.6(b) and (iii) the termination of the 2006 Plan and the 2012 Plan immediately prior to the Effective Time.

5.18 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

5.19 Stock Exchange Delisting; Deregistration. Prior to the Acceptance Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Merger Closing Date.

5.20 Settlement Shares. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain as soon as practicable following the date of this Agreement a Valid Tax Certificate (as such term is defined in the Clal Settlement Agreement) exempting Clal from the duty to withhold Israeli Taxes (as such term is defined in the Clal Settlement Agreement) from the payment of the Settlement Shares to the Company. Upon the written request of Parent, the Company shall promptly (but in any event within 3 Business Days of receiving such notice) exercise its rights under Section 11 of the Clal Settlement Agreement and cause (a) the Settlement Shares to be transferred to the Paying Agent (as such term is defined in the Clal Settlement Agreement) and (b) the Paying Agent to hold and release such shares (or any consideration received in respect of such shares) in accordance with the terms of Section 11 of the Clal Settlement Agreement.

ARTICLE VI.

CONDITIONS TO MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a) Regulatory Approval. The waiting periods applicable to the consummation of the Merger and the Offer under the HSR Act (or any extension thereof) and any other Antitrust Law shall have expired or been terminated.

(b) No Restraints. No Law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body (each, a “Restraint”) shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.

(c) Offer. Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Purchaser nor Parent shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer.

6.2 Frustration of Closing Conditions. None of the Company, Purchaser or Parent may rely on the failure of any condition set forth in Section 6.1 or Annex A to be satisfied if such failure was caused by the failure of such party to perform any of its obligations under this Agreement.

ARTICLE VII.

TERMINATION

7.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (other than in the case of Section 7.1(a)) by written notice of the terminating party to the other parties:

(a) by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b) by either Parent or the Company if the Acceptance Time shall have not been consummated on or prior to the close of banking business, New York City time, on September 30, 2015 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure of the Acceptance Time to occur prior to the Outside Date is primarily attributable to a failure of such party to perform any of its covenants or obligations under this Agreement;

(c) by either Parent or the Company at any time prior to the Effective Time if any final, non-appealable Restraint shall be in effect (i) having the effect of making illegal, permanently restraining, enjoining or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger or (ii) if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of (A) restraining or prohibiting Parent’s or its Affiliates’ ownership or operation of the business of the Company, or of Parent or Affiliates, or to compel Parent or any of its Affiliate to sell, divest, lease, license, transfer, dispose of or otherwise encumber or to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or (B) imposing changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company.

(d) by Parent at any time prior to the Acceptance Time if a Triggering Event shall have occurred;

(e) by Parent at any time prior to the Acceptance Time if (i) there shall have been a breach of any covenant or agreement on the part of the Company set forth in this Agreement; or (ii) any representation or warranty of the Company set forth in Article III of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) or (ii), (A) result in the Offer Conditions set forth in Section (c)(ii) or Section (c)(iii) of Annex A not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured prior to the Outside Date; provided, however, that the Company shall use reasonable efforts to cure such breach as promptly as practicable.

(f) by the Company at any time prior to the Acceptance Time if there shall have been a breach of (i) any covenant or agreement on the part of Purchaser or Parent set forth in this Agreement; or (ii) any representation or warranty of Purchaser and Parent set forth in Article IV of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in either case, have a material adverse effect on Purchaser or Parent or on the ability of Purchaser or Parent to consummate the Offer, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured prior to the Outside Date; provided, however, that Purchaser and Parent shall use reasonable efforts to cure such breach as promptly as practicable;

(g) by the Company at any time prior to the Acceptance Time if the Company Board authorizes the Company to enter into a binding, written definitive agreement providing for the consummation of a transaction constituting a Superior Proposal (the “Company Acquisition Agreement”) and to, substantially concurrently with such termination, enter into such Company Acquisition Agreement if (i) the Company has complied in all material respects with the requirements of Section 5.4 and (ii) the Company pays the Termination Fee due to Parent under Section 7.3(a); or

(h) by the Company at any time prior to the Acceptance Time if (i) all the Offer Conditions other than the Financing Proceeds Condition shall have been and continue to be satisfied or waived as of the Expiration Date (and the Company has delivered written notice to the Company confirming the same); (ii) the Company has irrevocably confirmed by written notice its intention to terminate this Agreement pursuant this Section 7.1(h) if Parent and Purchaser fail to consummate the Offer Closing when required in accordance with Section 1.1(b), and (iii) Parent has failed to consummate the Offer within three (3) Business Days of the date the Offer Closing should have occurred in accordance with Section 1.1(b).

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that Section 5.13(e), this Section 7.2, Section 7.3 and Article VIII (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect; provided, further, however, that nothing in this Agreement shall relieve any party hereto from any liability for any breach of this Agreement.

7.3 Termination Fee.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(d) or by the Company pursuant to Section 7.1(g) then the Company shall pay to Parent the Company Termination Fee. The Company Termination Fee payable pursuant to this Section 7.3(a) shall be paid no later than the second (2nd) Business Day following termination pursuant to Section 7.1(d) and concurrently (or if the Company Acquisition Agreement is executed on a day not a Business Day, the next Business Day) with any termination pursuant to Section 7.1(g).

(b) If (i) after the date of this Agreement but prior to the termination of this Agreement in accordance with its terms, an Acquisition Proposal shall have been publicly announced and not withdrawn, (ii) thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) and (iii) within nine (9) months after such termination, the Company consummates an Acquisition Proposal or enters into an Acquisition Transaction that is subsequently consummated then concurrently with consummating such transaction the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds on the date such transaction is consummated; provided that solely for purposes of this Section 7.3(b), all references to 20% in the definition of “Acquisition Transaction” shall be deemed to be references to 50%.

(c) In the event that this Agreement is terminated by

(i) Parent pursuant to Section 7.1(b) and: (A) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than (1) the condition set forth in clause “(c)(viii)” of Annex A and (2) the condition set forth in clause “(c)(vii)” of Annex A due to the termination of this Agreement pursuant to Section 7.1(b)); and (B) the failure of the condition set forth in clause “(c)(vii)” of Annex A to be satisfied is not directly attributable to a breach of: (1) Section 5.13(a); or (2) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in Exhibit C of the Debt Commitment Letter not to be satisfied or waived;

(ii) the Company pursuant to Section 7.1(b) and: (A) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than (1) the condition set forth in clause “(c)(viii)” of Annex A and (2) the condition set forth in clause “(c)(vii)” of Annex A due to the termination of this Agreement pursuant to Section 7.1(b)) and (B) the failure of the condition set forth in clause “(c)(vii)” of Annex A to be satisfied is not directly attributable to a breach of: (1) Section 5.13(a); or (2) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in Exhibit C of the Debt Commitment Letter not to be satisfied; and (C) the Company shall have given Parent written notice at least five (5) Business Days prior to termination stating the Company’s intention to terminate this Agreement pursuant to Section 7.1(b) (and the basis for such termination); or

(iii) the Company pursuant to Section 7.1(h);

then Parent shall pay to the Company by the Parent Termination Fee. The Parent Termination Fee payable pursuant to this Section 7.3(c) shall be paid no later than the second (2nd) Business Day following such termination; provided, that in the case of termination of this Agreement by the Parent pursuant to Section 7.1(c)(i), the Parent Termination Fee shall be paid by Parent at or prior to the time of such termination (it being understood that in no event shall the Parent Termination Fee be payable on more than one occasion).

(d) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by the party to whom payment is owed.

(e) Subject to Section 8.6 and notwithstanding any other provision of this Agreement to the contrary, each of Parent and Purchaser acknowledges and agrees on behalf of itself and its Affiliates that its receipt of the Company Termination Fee pursuant to Section 7.3(a) or Section 7.3(b) shall, except in the case of common law fraud or willful breach by the Company, constitute the sole and exclusive remedy under this Agreement of Parent and Purchaser and each of their Affiliates and Representatives, and the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, each of their Affiliates and Representatives and any other Person in connection with this Agreement (and the termination hereof), the Offer, the Merger and the other transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, their respective Affiliates or Representatives or any other Person shall be entitled to bring or maintain any Legal Proceeding against the Company or its Affiliates arising out of or in connection with this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(f) Subject to Section 8.6 and notwithstanding any other provision of this Agreement to the contrary, the Company acknowledges and agrees on behalf of itself and its Affiliates that in the event that Company shall receive full payment of the Parent Termination Fee, together with indemnification pursuant to Section 5.13(e), the receipt of the Parent Termination Fee together with the amount of any such indemnification shall, except in the case of common law fraud or willful breach by Parent or Purchaser, constitute the sole and exclusive remedy under this Agreement of the Company and each of its Affiliates and Representatives, and the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company and its Affiliates and Representatives and any other Person in connection with this Agreement (and the termination hereof), the Offer, the Merger, the Financing Agreements and the other transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of the Company and its respective Affiliates or Representatives or any other Person shall be entitled to bring or maintain any Legal Proceeding against Parent, Purchaser or their Affiliates arising out of or in connection with this Agreement, the Offer, the Merger, the Financing Agreements, or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. The Company shall not be entitled to specific performance under Section 8.6 if Parent has paid in full the Parent Termination Fee as provided in Section 7.3(c), and in no event shall the Company or its Affiliates be permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee.

(g) Notwithstanding anything to the contrary in this Agreement, in no event shall any former, current or future general or limited partners, equityholders, directors, officers, employees, managers, members, Affiliates or agents of the Company or any Company Subsidiaries have any liability to Parent or Purchaser for monetary damages (whether at law, in contract, in tort or otherwise) relating to or arising out of this Agreement or the transactions contemplated hereby.

(h) Notwithstanding anything to the contrary in this Agreement, (i) none of the Company Related Parties shall have any rights or claims for any type of damages against any Financing Sources in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law, in contract, in tort or otherwise; and (ii) subject to the rights of the parties to the Debt Commitment Letters and any Financing Agreements under the terms thereof, none of the parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims for any type of damages against any Financing Source or any Affiliate thereof (collectively, the “Debt Financing Sources”), solely in their respective capacities as agents, lenders or arrangers in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, and the Debt Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise; provided, that the foregoing will not limit the rights of the parties to the Debt Financing under the Financing Agreements related thereto.

(i) Each of the Company and Parent acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay the fee due pursuant to Section 7.3, and, in order to obtain such payment, Parent or the Company commences litigation that results in an award against the other party for such fee, the Company or Parent, as the case may be, shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such litigation, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII.

MISCELLANEOUS PROVISIONS

8.1 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, by written agreement signed by all of the parties hereto. Notwithstanding anything to the contrary, Section 7.2, Section 7.3(f), Section 7.3(h), Section 8.1, Section 8.4, and Section 8.5 (and the related definitions in this Agreement used therein, but only with respect to their use in such Sections as they relate specifically to the Financing Sources) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections)) shall not be amended, modified, supplemented or waived in a manner that negatively impacts or is otherwise adverse in any material respect to any Financing Source without the prior written consent of the Administrative Agent (as defined in the Debt Commitment Letter) for such Financing Source.

8.2 Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Purchaser or Parent in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.3 No Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Expiration Date. This Section 8.3 shall not limit the survival of any covenant or agreement of the parties hereto contained in this Agreement which by its terms contemplates performance after the Expiration Date.

8.4 Entire Agreement; No Third Party Beneficiary. This Agreement, including the exhibits and annexes hereto, the Company Disclosure Letter, the documents and instruments relating to the Offer and the Merger referred to in this Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except with respect to (i) the directors and officers of the Company covered by Section 5.7, and (ii) Section 7.2, Section 7.3(f), Section 7.3(h), Section 8.1, this Section 8.4 and Section 8.5, each of which shall expressly inure to the benefit of, and be enforceable by, the Financing Sources.

8.5 Applicable Law; Jurisdiction.

(a) This Agreement and all actions (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer or the Merger shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Offer or the Merger shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH COMPANY RELATED PARTY AND EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER, THE DEBT FINANCING OR ANY OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, INCLUDING ANY LEGAL PROCEEDINGS AGAINST ANY FINANCING SOURCE.

(b) Notwithstanding Section 8.5(a) and/or anything herein to the contrary, each of the parties hereto and each Company Related Party (i) agrees that it will not bring or support any action, cause of action, claim, cross claim or third party claim of any kind or nature (whether at law or in equity, in contract, in tort or otherwise) against any Financing Source (and/or any of its Affiliates, officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof)., (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.8 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.6 Specific Enforcement.

(a) Notwithstanding the Company’s rights under Article VII hereof, including the right to terminate this Agreement pursuant to Section 7.1 hereof, Purchaser and Parent agree that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed by Purchaser or Parent in accordance with the terms hereof or are otherwise breached, and that the Company, at the Company’s election, shall be entitled to specific performance and the issuance of injunctive and other equitable relief in any such event and prior to the valid exercise of any termination right by the Company in accordance with Section 7.1. Purchaser and Parent further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief, this being in addition to any other remedy to which the Company is entitled at law or in equity.

(b) Notwithstanding anything in this Agreement to the contrary, including Section 8.6(a), the right of the Company to obtain an injunction or other appropriate form of specific performance or equitable relief with respect to Parent’s and Purchaser’s obligation to effect the Offer Closing in accordance with Section 1.1 and the Merger Closing in accordance with Section 2.3 shall be subject to the requirements that (it being understood and agreed that the Company’s right to obtain an injunction or other appropriate form of specific performance or equity relief with respect to Parent’s and Purchaser’s other obligations pursuant to this Agreement shall not be subject to the following requirements):

(i) the Marketing Period has ended;

(ii) with respect to the obligation to effect the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the Expiration Date, and, with respect to the obligation to effect the Merger Closing, all the conditions set forth in Section 6.1 would have been satisfied if the Merger Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which shall be capable of being satisfied at the Merger Closing);

(iii) the Debt Financing has been funded or will be funded in accordance with the terms thereof at the Offer Closing and the Merger Closing, as applicable; and

(iv) Parent and Purchaser fail to complete the (A) Offer Closing by the date the Offer Closing is required to have occurred pursuant to Section 1.1 and/or (B) the Merger Closing by the date the Merger Closing is required to have occurred pursuant to Section 2.3, as applicable.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Purchaser may assign, in its sole discretion, (a) any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of the Company, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement and (b) its rights under this Agreement for collateral security purposes to any Financing Source, and any such Financing Source may exercise all of the rights and remedies of Parent and/or Purchaser hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile or e-mail, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Purchaser or Parent:

Horizon Pharma, Inc.

520 Lane Cook Road, Suite 520

Deerfield, Illinois 60015

Attention: Timothy P. Walbert

Facsimile No: (224) 383-3001

with a copy to (which copy shall not constitute notice):

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Attention: Barbara Borden

Facsimile No: (858) 550-6420

E-mail: bborden@cooley.com

if to the Company:

Hyperion Therapeutics, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005.

Attention: Ashley Gould

Facsimile No: (650) 437-9070

E-mail: Ashley.gould@hyperiontx.com

with a copy to (which copy shall not constitute notice):

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Attention: Michael J. Kennedy and Steve L. Camahort

Facsimile No: (415) 616-1199

E-mail: mkennedy@shearman.com and steve.camahort@shearman.com

8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10 Construction.

(a) For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(e) The phrases “provided to,” “furnished to,” “made available,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, including by means of being provided prior to the execution of this Agreement for review in the virtual dataroom set up by the Company in connection with this Agreement.

8.11 Counterparts; Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

HORIZON PHARMA, INC.

By:	/s/ Donald J. Santel
Name:	Donald J. Santel
Title:	President and Chief Executive Officer

GHRIAN ACQUISITION INC.

By:	/s/ Timothy Walbert
Name:	Timothy Walbert
Title:	President and Chief Executive Officer

HYPERION THERAPEUTICS, INC.

By:	/s/ Timothy Walbert
Name:	Timothy Walbert
Title:	President and Chief Executive Officer

ANNEX A

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex A and not otherwise defined herein will have the meanings assigned to them in the Agreement and Plan of Merger to which it is attached (the “Agreement”).

Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, irrevocably accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Date in connection with the Offer if, immediately prior to the then-scheduled Expiration Date:

(a) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated;

(b) there shall have not been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other Subsidiaries of Parent, collectively represents as of the Expiration Date one Share more than fifty percent (50%) of (i) the total number of all Shares outstanding at the time of expiration of the Offer and (ii) the aggregate number of Shares issuable to holders of Company Options and Company Warrants from which the Company have received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options and Company Warrants) (such condition in this clause (b) being, the “Minimum Condition”); and

(c) any of the following conditions shall have occurred and be continuing as of the then scheduled Expiration Date:

(i) there shall be any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer or any action have been taken, or any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(ii) the representations and warranties of the Company (A) set forth in the first sentence of Section 3.2(a) (Capitalization), Section 3.2(b) (Capitalization), Section 3.3(a) (Authorization; No Conflict) and Section 3.9 (Brokers and Finders Fees) shall not be true and correct in all respects as of the date of the Agreement and shall not be true and correct in all respects as of such Expiration Date, except where the failure to be so accurate in all respects would not result, or reasonably be expected to result, in additional cost, expense or liability to the

Company, Parent and their Affiliates, individually or in the aggregate that is more than $2,000,000 (excluding any additional purchase price resulting from changes in the Company’s capitalization as expressly permitted under Section 5.2(b)), (B) set forth in Section 3.2 (other than the first sentence of Section 3.2(a) and Section 3.2(b)), Section 3.3(b) (Authorization; No Conflict) and Section 3.11 (Opinion of Financial Advisor) shall not be true and correct in all material respects as of the date of the Agreement and shall not be true and correct in all material respects as of such Expiration Date, (C) set forth in Section 3.6(ii) (Absence of Material Adverse Changes) shall not be true and correct in all respects as of the date of this Agreement and shall not be true and correct in all respects as of such Expiration Date and (D) set forth in this Agreement, other than those described in clauses (A), (B) and (C) above, shall not be true and correct in all respects (disregarding all qualifications or limitations as to “materiality” and “Company Material Adverse Effect”) as of such Expiration Date, except, in the case of this clause (D), where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

(iii) the Company shall have failed to perform or comply in all material respects with its obligations or covenants under the Agreement and such failure to perform or comply with such obligations or covenants shall not have been cured prior to such Expiration Date;

(iv) since the date hereof, there shall have been any Company Material Adverse Effect that shall be continuing as of the Expiration Date;

(v) Parent and Purchaser shall have not received certificates executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(c)(ii)”, “(c)(iii)”, and “(c)(iv)” of this Annex A have been duly satisfied;

(vi) there shall be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or the Company (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain or prohibit Parent’s or its Affiliates’ ownership or operation of the business of the Company, or of Parent or its Affiliates, or (C) in connection with the Offer or the Merger, seeking any of the actions described in Section 5.5(b) or seeking to impose material limitations on the ability of Parent or any of its Affiliates effectively to exercise full right of ownership of the Shares;

(vii) the Marketing Period shall not have been completed;

(viii) (A) Parent (either directly or through its Subsidiaries) shall not have received the proceeds of the Debt Financing (or any alternative financing) and (B) the lenders party to the Debt Commitment Letter (or any alternative financing commitments) shall not have definitively and irrevocably confirmed in writing to Parent and the Purchaser that the proceeds of the Debt Financing (or an alternative financing) shall be available at the Acceptance Time on the terms set forth in the Debt Financing Commitment (or any alternative financing commitments) and subject only to the satisfaction of the other Offer Conditions (the “Financing Proceeds Condition”); or

(ix) the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Agreement and applicable Law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the then scheduled Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of the Company). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

EXHIBIT A

DEFINITIONS

The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“2006 Plan” shall mean the Hyperion Therapeutics, Inc. Equity Incentive Plan.

“2012 Plan” shall mean the Hyperion Therapeutics, Inc. 2012 Omnibus Incentive Plan.

“Acquired Companies” shall mean, collectively, the Company and the Company’s Subsidiaries.

“Acquisition Inquiry” shall mean an inquiry, indication of interest, proposal, offer or request for information from any Person (other than Parent and its Affiliates) that relate to or could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” shall mean any bona fide written offer or proposal relating to an Acquisition Transaction (other than an offer or proposal by Parent or one of the Company Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving:

(a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 20% of the outstanding shares of any class of voting securities of the Company;

(b) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and the Company Subsidiaries that constitute or account for (i) 20% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 20% or more of the fair market value of the assets of the Company; or

(c) any liquidation or dissolution of the Company.

“Act” shall mean the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., and the rules and regulations promulgated thereunder.

“Affiliate” shall mean, with respect to any other Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person. As used in this definition of Affiliate, the term “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and all other Laws, including merger control Laws, prohibiting, limiting, or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of California or New York or is a day on which banking institutions located in the States of California or New York are authorized or required by Law or other governmental action to close.

“Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that (i) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof nor known by the chief executive officer or chief financial officer of the Company nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances solely relating to Parent, Purchaser or any of their Affiliates, (C) clearance of the Merger under the HSR Act or other applicable antitrust Laws or (D) the fact the Company meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, development or change in circumstances).

“Clal” shall mean Clal Biotechnology Industries, Ltd., an Israeli Company.

“Clal Settlement Agreement” shall mean that certain Completion of Phase III Clinical Trial, Option and Mutual Release Agreement, dated February 16, 2015, by and among the Company, Clal, Hyperion Therapeutics Israel Holding Corp. Ltd., and Andromeda Biotech Ltd.

“Code” shall mean Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” shall mean the Hyperion Therapeutics, Inc. 401(k) Plan.

“Company Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.

“Company Employee” shall mean any current or former employee, officer or director of the Company or any of the Company Subsidiaries.

“Company Employee Agreement” shall mean any employment, severance, retention, transaction bonus, change in control, or other similar material Contract between: (a) the Company or any Company Subsidiaries and (b) any Company Employee, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any material obligation on the part of the Company or any of the Company Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any Company Subsidiaries under applicable foreign Law.

“Company Employee Benefit Plan” shall mean an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by the Company or any entity with which the Company is considered a single employer under Section 414(b), (c) or (m) of the Code with respect to any current or former employee, officer or director of the Company or any of the Company Subsidiaries or any beneficiary or dependent thereof or under which the Company or any Company Affiliate would reasonably be expected to have any material liability.

“Company Equity Awards” shall mean the Company Options and Company RSUs.

“Company Intellectual Property” shall mean all of the Intellectual Property Rights owned or purported to be owned by or licensed or sublicensed or purported to be licensed or sublicensed to the Company or any Company Subsidiary.

“Company Material Adverse Effect” shall mean any change, occurrence or development that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on the business, operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that changes, occurrences or developments that are to the extent attributable to any of the following shall not be deemed, either alone or in combination, to constitute, and shall not be taken into account in determining whether there is, or would reasonably likely to be, a Company Material Adverse Effect: (A) general political, economic or market conditions or general changes or developments in the industry in which the Company and the Company Subsidiaries operate, except to the extent that the Company and the Company Subsidiaries are adversely affected disproportionately relative to other participants in such industry, (B) any act of terrorism, war (whether declared or not), national or international calamity or any other similar event, except to the extent that the Company and the Company Subsidiaries are adversely affected disproportionately relative to other participants in such industry, (C) the announcement or pendency of the Transactions, including any reduction in billings or revenue or any negative impact on relationships with employees of the Company or the Company Subsidiaries or disruption in (or loss of) customer, supplier, distributor, landlord, partner or similar relationships to the extent attributable to the announcement or performance of the Transactions (other than for purposes of any representation or warranty contained in Section 3.3, but subject to disclosures in Section 3.3 of the Company Disclosure Letter), (D) changes in Law or any applicable accounting regulations or principles or the interpretations thereof after the date hereof, except to the extent that the Company and the Company Subsidiaries are adversely affected disproportionately relative to other participants in such industry, (E) changes in the price or trading volume of the Company’s stock, but not the underlying cause of such change, (F) any failure by the Company to meet public or internal revenue, earnings or other projections, but not the underlying cause of such failure (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates, (H) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, (I) any adverse effect arising directly from the taking of any action required by this Agreement, expressly approved or permitted in writing by Parent, or the failure to take any action prohibited by this Agreement, or (J) any class action litigation with respect to alleged breach of fiduciary duties of the board of directors of Company in connection with the Transactions.

“Company Option” shall mean any option which immediately before the Effective Time, has not been exercised, has not expired or has not terminated, to purchase shares of Company Common Stock pursuant to the Stock Plans.

“Company Products” shall mean any and all products and services that currently are marketed, offered, sold, licensed, sublicensed, provided or distributed by the Company or any Company Subsidiary.

“Company Related Party” shall mean the Company and each of its Affiliates and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives; provided, that the Company Related Parties shall not include Parent, Purchaser or any of their respective Subsidiaries or other Affiliates.

“Company RSU” shall mean each award of restricted stock units including those granted pursuant to a Restricted Stock Purchase Agreement of the Company outstanding immediately before the Effective Time under any Stock Plan, regardless of whether vesting criteria is performance-based or service-based.

“Company Termination Fee” shall mean an amount, in cash, equal to $35,000,000.

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) as to Required Information consisting of historical financial statements of the Company or any of its Subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the Financing Sources to receive customary accountants’ comfort letters, and (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Information Materials (as defined in the Debt Commitment Letter).

“Contract” shall mean any written agreement, contract, subcontract, lease, understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment.

“Employee Benefit Plan” shall mean any material plan, program, policy, practice, contract, agreement or other arrangement, whether written or unwritten, whether or not subject to ERISA, relating to compensation, pension, retirement, profit-sharing, bonus, incentive compensation, equity or equity-based compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, restricted stock, severance, termination pay, supplemental unemployment, hospitalization or other medical, life, or other insurance, long or short term disability, change of control, retention, fringe benefit or any other similar employee benefits or remuneration of any kind.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Equity Interest” shall mean any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to a Person in question, any other Person that is (i) a member of a controlled group with such Person in question for purposes of Section 414(b) of the Code or (ii) under common control with such Person in question for purposes of Section 414(c) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Existing Credit Agreement” shall mean the Loan and Security Agreement dated July 18, 2014 by and among the Company and Silicon Valley Bank.

“FDA” shall mean the United Stated Food and Drug Administration.

“Fee Letter” means that the fee letters executed by the Financing Sources in connection with the Debt Commitment Letter.

“Financing Sources” shall mean the agents, arrangers, lenders and other entities that have committed to provide or otherwise entered into agreements in connection with all or any part of the Debt Financing or any alternative or replacement Debt Financing (other than equity financing) in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“GAAP” shall mean United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Body” shall mean any: (a) country, nation, state, multi-national or supra-national authority, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) multi-national, supra-national, federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit or self-regulatory organization, body, administrative agency, commission, or Entity and any court or other tribunal).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, all (a) indebtedness of such Person for borrowed money (including the issuance of any debt securities), (b) other indebtedness of such Person evidenced by credit agreements, notes, bonds, indentures, securities or debentures, (c) any obligations in respect of letters of credit and bankers acceptances (other than letters of credit used as security for real estate leases), (d) any obligation under interest rate, currency or commodity derivatives or hedging transactions and (e) all indebtedness of another Person referred to in clauses (a) and (b) above guaranteed by such Person.

“Intellectual Property” shall mean formulae, inventions (whether or not patentable), know-how, methods, processes, proprietary information, specifications, Software, techniques, URLs, web sites, works of authorship and other forms of Technology.

“Intellectual Property Rights” shall mean any and all statutory, common law or other rights that may exist or be created under the Laws of any jurisdiction throughout the world in, arising out of, or associated with any of the following (whether or not in tangible form and including, without limitation, all tangible embodiments of any of the foregoing): (i) all patents and utility models and applications therefor (including provisional applications) and all inventor’s certificates, reissues, divisions, renewals, substitutions, extensions, reexaminations, confirmations, registrations, restorations, supplementary protection certificates, requests for continued examination, provisionals, continuations and continuations in part thereof or the equivalent of any of the foregoing

(collectively, “Patents”); (ii) all trade secrets and rights in confidential information, know-how, inventions (whether or not patentable), invention disclosures, methods, processes, designs, protocols, specifications, techniques, and materials; (iii) copyrights, moral rights and all other rights in any works of authorship (collectively, “Copyrights”); (iv) all trademark rights and other rights in trade names, logos, trade dress, trademarks and service marks (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names (collectively, “Domain Names”); (vii) any similar, corresponding or equivalent rights to any of the foregoing; and (viii) any registrations of or applications to register any of the foregoing.

“Knowledge” shall mean, with respect to (x) the Company, the actual knowledge of those individuals set forth in Section 1.1(a) of the Company Disclosure Letter after reasonably inquiry and (y) Parent or Purchaser, the actual knowledge of those individuals set forth in Section 1.1 of the Parent Disclosure Letter after reasonably inquiry.

“Latest Balance Sheet” shall mean unaudited balance sheet in the last Quarterly Report on Form 10-Q filed by the Company with the SEC.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, excluding, for the avoidance of doubt, the provisions of any Contract between the Company or any Company Subsidiary and a Governmental Body entered into in the ordinary course with respect to Company Products.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, claim, infringement, interference, option, right of first refusal, preemptive right, encumbrance or community property interest of any kind or nature whatsoever.

“Marketing Period” shall mean the first period of 15 consecutive Business Days after the date of this Agreement beginning on the first day after the Company has provided to Parent the Required Information, any authorization letters contemplated by Section 5.13(a)(viii) and the Required Information contained in the Information Materials is Compliant; provided that if such 15 Business Day period has not ended on or prior to August 21, 2015, then such 15 Business Day period will not commence until on or after September 8, 2015 (and July 3, 2015 shall not be considered a Business Day for the purpose of this definition of “Marketing Period”); notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such 15 Business Day period, (x) the Company and/or any of its Subsidiaries shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company or such Subsidiary has announced that it has concluded that no restatement shall be required, and the requirements above would be satisfied on the first day, throughout and on the last day of such new 15 Business Day period or (y) the Required Information would not be Compliant at any time during such 15 Business Day period, in which case a new 15 Business Day period shall commence upon Parent and its financing sources receiving updated Required Information that would be Compliant, and the requirements above would be satisfied on the first day, throughout and on the last day of such new 15 Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). Notwithstanding the foregoing, or anything in this Agreement to the contrary, the “Marketing Period” shall not commence and shall be deemed not to have commenced prior to the commencement of the Offer.

“NASDAQ” shall mean the NASDAQ Global Market.

“OSC” shall mean the Office of the Chief Scientist of Israeli Ministry of the Economy.

“Parent 401(k) Plan” shall mean a defined contribution plan that is sponsored by Parent or one of its Subsidiaries that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Parent Termination Fee” shall mean an amount, in cash, equal to $75,000,000.

“Permitted Lien” shall mean: (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, (ii) Liens for taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate Company Financial Statements, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property, (iv) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate, (v) zoning, building and other similar codes and regulations, (vi) any conditions that would be disclosed by a current, accurate survey or physical inspection, (vii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (viii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (ix) Liens (including non-exclusive licenses) that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of the Company and the Company Subsidiaries taken as a whole.

“Person” shall mean any individual, Entity or Governmental Body.

“Phenylbutyrate Product” shall mean the pharmaceutical drug products marketed by the Company as “Ravicti” and “Buphenyl”.

“Redacted Fee Letters” shall mean the Fee Letters redacted with respect to fees and other provisions that do not affect the conditionality of the Debt Financing.

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Body.

“Regulatory Authority” shall mean any national (e.g., the FDA), supra-national (e.g., the European Commission, the Council of the European Union, or the European Agency for the Evaluation of Medicinal Products), regional, state or local regulatory agency, department, bureau, commission, council or other Governmental Body involved in the granting of a regulatory approval for such country or countries.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended and the regulations promulgated thereunder.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Settlement Shares” means the 96,712 shares of Company Common Stock paid to the Company by Clal pursuant to the terms of the Clal Settlement Agreement.

“Stock Plans” shall mean the 2006 Plan, the 2012 Plan and any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of the Company Subsidiaries or any predecessor thereof or any other contract or agreement entered into by the Company or any of the Company Subsidiaries.

“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal not resulting from a breach of Section 5.4 that if consummated would result in a Person or group (or the shareholders of any Person) owning, directly or indirectly, (a) more than 50% of the outstanding Shares of the Company Common Stock or (b) more than 50% of the assets of the Company and the Company Subsidiaries, taken as a whole, in either case, which the Company Board determines in good faith (after consultation with its financial advisor): (i) to be reasonably likely to be consummated if accepted; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal, the identity of the Person making the Acquisition Proposal, and the anticipated timing, conditions and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax” shall mean any tax of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Technology” shall mean all tangible items constituting, disclosing or embodying any or all of the following: technology, technical information, know how, works of authorship, trade secrets, inventions (whether or not patented or patentable), show how, techniques and methodologies.

“Transactions” shall mean the Offer, the Merger and the other transactions contemplated by this Agreement.

“Triggering Event” shall be deemed to have occurred if: (i) the Company Board shall have effected a Change in Company Board Recommendation; (ii) the Company

shall have failed to include in the Schedule 14D-9 the Company Board Recommendation; (iii) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days after Parent or requests in writing following the public disclosure of an Acquisition Proposal; (iv) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer of exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer; (v) the Company Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (vi) the Company shall have executed any Contract relating to any Acquisition Proposal other than a customary confidentiality agreement expressly permitted in Section 5.4 of this Agreement; or (vii) there has been a willful breach of Section 5.4.

“Unvested Company Option” shall mean a Company Option (or portion thereof) that is unvested as of immediately prior to the Effective Time.

“Unvested Company RSU” shall mean a Company RSU (or portion thereof) that is unvested as of immediately prior to the Effective Time.

“Vested Company Option” shall mean a Company Option (or portion thereof) that is vested as of immediately prior to the Effective Time.

“Vested Company RSU” shall mean a Company RSU (or portion thereof) that is vested as of immediately prior to the Effective Time.

Exhibit B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HYPERION THERAPEUTICS, INC.

I.

The name of this corporation is Hyperion Therapeutics, Inc.

II.

The registered office of the corporation in the State of Delaware shall be 3411 Silverside Road, Rodney Bldg, Suite 104, City of Wilmington, County of New Castle County, New Castle County, 19810 and the name of the registered agent of the corporation in the State of Delaware at such address is Cal Title-Search, Inc.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 1,000, each having a par value of $0.001.

V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”), such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

VI.

A. To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General corporation Law, as so amended.

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B. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

[Remainder of this page intentionally left blank]

2.

Exhibit B

This Certificate of Incorporation has been subscribed as of March 27, 2015 by the undersigned who affirms that the statements made herein are true and correct.

HYPERION THERAPEUTICS, INC.

BY:
NAME:
TITLE:

Exhibit C

BYLAWS

OF

HYPERION THERAPEUTICS, INC.

(A DELAWARE CORPORATION)

BYLAWS

OF

HYPERION THERAPEUTICS, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of

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stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 14a-4(d) thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the

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notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

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Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

At any time that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders as set forth in Section 18(b) herein.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairperson of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

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Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the certificate of incorporation of the corporation as currently in effect (the “Certificate of Incorporation”), or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the Chairperson of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the Chairperson of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

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Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

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(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the President, or, if the President is absent, a Chairperson of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as Chairperson. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

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(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the Chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the Chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the Chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to

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Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, and the term of office of any director shall terminate upon election of his/her successor.

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Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of at least 66-2/3% of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

(b) During such time that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board, the President or any two directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of

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conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

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Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings

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of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a Chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairperson of the Board of Directors. The Chairperson of the Board of Directors, when present, shall preside at all meetings of the stockholders and the

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Board of Directors. The Chairperson of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairperson of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairperson of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

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Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

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ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by the Chairperson of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the

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record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairperson of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

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ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 43 or otherwise.

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Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of

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stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, or executive officer shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 43 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture,

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trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 44. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

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(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 45. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

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ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 46. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the stock of the corporation at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder’s notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder’s notice; provided that if the terms of payment set forth in said transferring stockholder’s notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder’s notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder’s notice, said transferring stockholder may, within the sixty (60) day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder’s notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder’s notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

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(1) A stockholder’s transfer of any or all shares held either during such stockholder’s lifetime or on death by will or intestacy to such stockholder’s immediate family or to any custodian or trustee for the account of such stockholder or such stockholder’s immediate family or to any limited partnership of which the stockholder, members of such stockholder’s immediate family or any trust for the account of such stockholder or such stockholder’s immediate family will be the general or limited partner(s) of such partnership. “Immediate family” as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder’s bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder’s transfer of any or all of such stockholder’s shares to the corporation or to any other stockholder of the corporation.

(4) A stockholder’s transfer of any or all of such stockholder’s shares to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder’s transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder’s transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) The provisions of this bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

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(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE COMPANY.”

ARTICLE XV

LOANS TO OFFICERS

Section 47. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XVI

MISCELLANEOUS

Section 48. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Bylaw, the Board of Directors shall cause an annual report to be sent to each stockholder of the corporation not later than one hundred twenty (120) days after the close of the corporation’s fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are more than one hundred (100) stockholders of record of the corporation’s shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL shall also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act shall take precedence. Such report shall be sent to stockholders at least fifteen (15) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

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(b) If and so long as there are fewer than one hundred (100) holders of record of the corporation’s shares, the requirement of sending an annual report to the stockholders of the corporation is hereby expressly waived.

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